- PE
9-30-03

Hifn

Intelligent Secure Networking

2003
Annual Report

To Our Stockholders

Fiscal year 2003 was a year of steady recovery for Hifn. Starting off in the midst of a severe slowdown in the networking industry, quarterly revenue grew by 41% from the first to the fourth quarter, from $4.4 million to $6.2 million. Your company's stock price also grew across the fiscal year, by approximately 80%, from $4.12 per share to $7.42 per share. Design activity and Hifn design wins strengthened each quarter, and we introduced a critically important new set of products at the lower end of the market that have received very positive acceptance.

The new 795x products substantially raise the bar for price performance in the 50 Mbps to 500 Mbps segment of the market — one where high volume opportunities continue to appear. They have already been designed into thirty-four customer platforms, and we believe will generate revenue growth for Hifn in fiscal year 2004 and beyond.

Along with the eighteen other silicon solutions Hifn provides to its networking and storage customers, these new introductions give Hifn the broadest and most capable set of security solutions in the security processor business. We continue to be acknowledged by IDC (International Data Corporation) as the market leader, and with both Broadcom and Safenet representing less significant competitive pressure as fiscal year 2003 continued, your company is well positioned for ongoing growth in fiscal year 2004.

During fiscal year 2003 we also made significant progress with our acquisition of technology assets from NetOctave. This transaction, completed immediately prior to the beginning of fiscal year 2003, brought into Hifn the industry's first flow-through IPSEC gateway on a chip. Designed for the iSCSI (Internet Small Computer System Interface) and FCIP (Fibre Channel over IP) storage markets, but equally at home in our more traditional networking market segments, these products, designated the 4300/4350 and 8300/8350, give Hifn a lead in a new and major market while further distancing your company from its networking competitors. These products are now taped out, engineering samples are back and early testing has been entirely positive. We have already closed key design wins with these new products and are satisfied that the asset acquisition has been a success.

As I have said during our recent quarterly earnings conference calls, we see a steady, though not spectacular growth for Hifn's business through fiscal year 2004, and we expect to return to profitable operation during the year. At the same time, our operating cash burn is decreasing and we are and will be adequately financed as we proceed forward.

During fiscal year 2003, your company made a significant commitment to identifying business opportunities through merger or acquisition activity that would expand our footprint, and grow our revenue more rapidly and profitably. As you are probably aware, Hifn completed its acquisition of IBM's PicoprocessorPowerNP network processor products at the end of calendar 2003. These products, acknowledged as the best in the industry, will positively impact Hifn's revenue and profitability, we believe starting in the first calendar quarter of 2004. Sold to the same customers (like Cisco) who buy our existing products, they are a natural fit. They bring currently shipping profitable revenue along with the opportunity to deliver follow-on network processor solutions. In addition, Hifn will be able to use the intellectual property in these exceptional products to develop its next-generation security solutions.

As we enter 2004, the picture is markedly more positive than it was one year ago. Our core business is back on a growth track. Our NetOctave acquisition has produced market-leading products that we expect will generate significant revenue. And the IBM technology and product acquisition positions your company as a player in a broader market with new and substantial opportunities for increased revenue and profitability.

On your behalf, I would like to thank all who work at Hifn for their dedication and exceptional efforts during a prolonged, painful and challenging slowdown. It is good to be reminded that Hifn's most important capital, like all similar companies, is human — and ours is strong.

Sincerely yours,

Chris Kenber
Chairman and Chief Executive Officer

The foregoing statements regarding our strengthening design win activities and our ability to generate future revenues from such design wins; our ability to capitalize on the acquired flow-through architecture and network processor technology; our ability to return to profitability during fiscal year 2004; our ability to successfully develop our next-generation security solutions, and to successfully participate in the iSCSI and FCIP markets are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These factors include potential cancellations, reductions or delays in product deployments, changes in demand for the Company's products, and uncertainties such as changes in government regulation. The Company also refers readers to the risk factors identified in its filings with the Securities and Exchange Commission, such as its Forms 8-K, 10-K, 10-Q and S-8. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, including, but not limited to, statements as to our future operating results and business plans. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 0-24765

hi/fn, inc.

(Exact name of Registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**33-0732700** *(I.R.S. Employer Identification No.)*
750 University Avenue, Los Gatos, California *(Address of principal executive offices)*	**95032** *(Zip Code)*

Registrant's telephone number, including area code: (408) 399-3500

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer as defined in Rule 12b-2 of the Act). YES ☑ NO ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of March 31, 2003 was $32,168,480 (based upon the closing price reported on the NASDAQ National Market System as of the last business day of the Registrant's most recently completed second fiscal quarter). For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the Registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive.

The number of shares outstanding of the Registrant's Common Stock as of December 8, 2003, was 11,440,905.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for Registrant's 2004 Annual Meeting of Shareholders to be held February 23, 2004 (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-K Report.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

With the exception of historical facts, the statements contained in this Annual Report on Form 10-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor provisions created by such statutes. Certain statements contained herein, including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," and words of similar import, relating to matters including, but not limited to: (i) the relationship between the Company's technology and competitive advantage; (ii) the effect of our ongoing product and technology development on product integration and performance; (iii) the increase of competition from existing and new competitors, including major domestic and international semiconductor suppliers; (iv) the impact of U.S. export regulations on our European competitors; (v) the competitive factors in our markets; (vi) the impact of our distribution agreement on global demand for network security products; (vii) the importance of our comprehensive product service and support on our market position and design efficiency; (viii) the sufficiency of our alternate suppliers; (ix) the impact of the transition of our products to smaller semiconductor dimensions; (x) the retention of future earnings and dividend policies; (xi) our investment in Research and Development; (xii) our level of capital expenditures; (xiii) the sufficiency of our existing cash resources for the next twelve months; (xiv) future operating results; (xv) the composition of our customer base; (xvi) the anticipated average selling prices of our products; and (xvii) future performance of our investment portfolio constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risk, uncertainties and changes in condition, significance, value and effect, including those discussed under the heading Trends, Risks and Uncertainties within the section of this report entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and reports filed by hi/fn, inc. with the Securities and Exchange Commission, specifically Forms 8-K, 10-Q and S-8. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those anticipated events. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, including, but not limited to, statements as to our future operating results and business plans. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. *Business*

Overview

hi/fn, inc., together with its subsidiaries, Hifn Limited and Hifn Netherlands B.V., (collectively referred to as "Hifn," "we," "us" or "our") is a flow classification and network security specialist company supplying most major network equipment manufacturers with patented technology to improve network packet processing. Hifn designs, develops and markets high-performance, multi-protocol packet processors — semiconductor devices and software — that enable secure, high-bandwidth network connectivity and efficient storage of business information. Hifn's packet processor products perform the computation-intensive tasks of compression, encryption and authentication, providing our customers with high-performance, interoperable implementations of a wide variety of industry-standard networking and storage protocols. Our products are used in networking and storage equipment such as routers, remote access concentrators, switches, broadband access equipment, network interface cards, firewalls and back-up storage devices.

Hifn's encryption/compression and public key processors allow network equipment vendors to add bandwidth enhancement and security capabilities to their products. Our encryption/compression and public key processors provide key algorithms used in virtual private networks ("VPNs"), which enable businesses to reduce wide area networking costs by replacing dedicated leased-lines with lower-cost IP-based networks such as the Internet. Using VPNs, businesses can also provide trading partners and others with secure, authenticated access to the corporate network, increasing productivity through improved communications. Storage equipment vendors use our compression processor products to improve the performance and capacity of mid- to high-end tape back-up systems.

Hifn's flow classification technology enables network equipment vendors to add unique traffic differentiation and recognition capabilities to their products. Our flow classification solutions provide precise details about packets and data traversing a network and are used in implementing and monitoring quality of service ("QoS") and classes of service ("CoS"), which enables businesses to enhance the effectiveness of using the public Internet network. Using QoS- or CoS-enabled network equipment, businesses can maintain more consistent and reliable interactions with their customers and business partners.

General

Stac, Inc. ("Stac") incorporated Hifn as a wholly owned subsidiary on August 14, 1996. On November 21, 1996, Stac transferred its semiconductor business, along with the associated technology, assets and liabilities, to Hifn in exchange for 6,000,000 shares of Hifn Series A Preferred Stock and 100 shares of Hifn Common Stock pursuant to a Stock Purchase Agreement.

On March 25, 1999, the Company completed its initial public offering when it was spun off from Stac, Inc. The initial public offering raised approximately $49.2 million, net of offering expenses, followed by an additional $9.3 million when the Company's underwriters exercised their option to purchase additional shares of Hifn's Common Stock on April 19, 1999.

Industry Background

The need for a more effective use of and efficient communication utilizing the public network infrastructure in a business environment is one of the main drivers of the extensive deployment of network-based communications systems. The resulting increase in connectivity has further driven the need for technology that safeguards and manages the access to information available over these expanding global networks.

The network computing market has undergone three major transitions over the past decade and it is the convergence of these transitions that contributed to the recent increase in global connectivity. The first of these transitions was the migration of corporate computing environments from centralized mainframe systems to distributed client/server environments. The ability to access and share information through client/server technology expanded the need for connectivity beyond workgroup local area networks ("LANs") to enterprise-wide networks spanning multiple LANs and wide area networks ("WANs"). The second major transition was the widespread adoption of the Internet for business-to-business communications. Internet-based business applications have expanded beyond e-mail to a broad range of business applications and services including electronic publishing, direct to customer transactions, product marketing, advertising and customer support. The last of these transitions was the emergence of consumer-to-business or e-commerce communications. The convergence of these major transitions led to the need for secure, managed communications and the emergence of virtual private networks that use the public Internet infrastructure and associated protocols and applications to share information and services; both within the enterprise and with business partners and customers. As a result, businesses are able to share internal information and run enterprise applications across geographically dispersed facilities as well as enable customers, suppliers and other business partners to inexpensively link into their enterprise information systems. As Internet protocols and infrastructure gain increasing and widespread acceptance for global communication, new wide-area connectivity services such as database access, transaction processing services, audio and telephone services; as well as video teleconferencing services; are emerging at a rapid rate. This expansion of services and applications is further accelerating the use of networks as global communication systems. The emergence of e-business increased the challenges in enabling secure access to information and applications.

The Complexity of and Need for Network Security

Driven to provide the tremendous benefits of connectivity and information exchange, organizations potentially expose sensitive information and mission critical applications to unauthorized access, both through connections to the public Internet and from within the enterprise. In addition, transmission of data over the Internet may also expose such data to unauthorized interception. These risks create a critical need for enterprises to protect their information and information systems from unauthorized access and use. Historical methods for securing information resources are no longer adequate to meet the security requirements of today's global networks. Today's distributed network environments provide multiple points of access and multiple network resources, making it impractical to individually secure every application and resource on the network. Therefore, additional layers of security at the network level are required to control access to the network and to regulate and protect the flow of data between network segments.

The increasing demands placed on data communication security systems by the expansion of Internet services and global enterprise networking is quickly outpacing the capabilities of many traditional Internet security appliance architectures. These demands include the need to define and transparently enforce an integrated, enterprise-wide security policy that can be managed centrally and implemented on a distributed basis. An effective network security solution also needs to be open and extensible to enable it to address the rapidly changing requirements of the Internet and intranets, including the addition of new security applications, such as authentication, encryption, URL filtering, anti-virus protection, and Java and ActiveX security services and functions. This increased complexity, along with the higher demand placed by ever-increasing bandwidths and the increasing number of users has driven the creation of data communications semiconductors specifically designed for the security task. These high-performance security integrated circuits create the next generation security platform for the Internet based on a combination of protocol features, customer complex core logic and standards-based buses and interfaces. This is at the core of Hifn's security network processor products.

The Hifn Solution

Hifn is a flow classification and network security specialist company supplying most major network equipment vendors with patented technology to improve network packet processing. We design, develop and market high-performance, multi-protocol packet processors — semiconductor devices and software — designed to enable secure, high-bandwidth network connectivity, comprehensive differentiation of business-critical application network traffic from other general purpose network traffic and efficient compression, encryption/compression and public key cryptography, providing our customers with high-performance, interoperable implementations of a wide variety of industry-standard networking and storage protocols. We believe that our patented compression technology comprises the fundamental know-how for the design and implementation of low-cost, high-performance implementations of lossless data compression and gives our products a strong competitive advantage. By offering a wide range of high-performance implementations of our patented, standards-compliant technology, we are able to sell products to network and storage equipment vendors that allow them to reduce development costs and get their products to market faster.

Our patented Lempel-Ziv-Stac compression technology ("LZS") is incorporated into several networking protocol standards, including Point-to-Point Protocol ("PPP") and the frame relay protocol, allowing network equipment vendors to rapidly integrate proven solutions for mitigating the costs associated with traditional private leased-line network architectures. The Microsoft Point-to-Point Compression ("MPPC") implementation of our patents, developed by Microsoft, is incorporated into the PPP and Point-to-Point Tunneling Protocol ("PPTP") implementations of the Windows 95, 98, ME, NT, 2000 and XP operating systems. We offer high-performance compression processors that implement LZS and MPPC. We also license software implementations of LZS and MPPC to industry-leading network equipment vendors for use in their networking products.

In support of emerging virtual private network ("VPN") architectures, we have led the industry by introducing the first network security processors, integrating the critical functions of compression, encryption and data authentication in compliance with the Internet Protocol Security ("IPSec"), Secure Session Layer ("SSL") and Transport Layer Security ("TLS") protocols. This integration allows network equipment vendors to add highly-integrated, high-performance VPN capabilities to their routers, remote access concentrators, switches, broadband access equipment and firewalls.

Businesses are increasingly dependent upon the public Internet in conducting their normal business operations. Unlike the traditional telecommunications network used by businesses to communicate, the public Internet is vastly more complex and unreliable. In addition, there is currently an overall lack of differentiation or prioritization of business-critical functions from general use of the Internet. Rather, these functions are bundled together and use the same resources throughout the public Internet. Our flow classification solutions enable the integration of precise differentiation and measurement of business-critical transactions within network equipment vendors' devices. This feature allows the creation of differentiated services within the public Internet.

Hifn's line of compression processors targeted at back-up storage applications provides storage equipment vendors high-performance implementations of our patented compression technology, doubling the capacity and performance of mid- to high-end tape drive systems. The LZS implementation of our patents is used in the Digital Linear Tape ("DLT") drive products from Quantum. The Adaptive Lossless Data Compression ("ALDC") implementation of our patents, developed by IBM, is used in a variety of tape storage products, including the Linear Tape Open ("LTO") drives and Travan style of quarter-inch cartridge tape drives.

Customers and Products

A number of leading manufacturers of network and storage equipment have designed products that incorporate our products. To date, we have secured numerous design wins with networking and storage equipment vendors. To qualify as a design win, an equipment vendor must have ordered samples of our packet processors or an evaluation board and initiated a product design that incorporates our solutions. During the design-in process, we work with each customer, providing training on our products, assisting in resolving technical questions and providing price and delivery information to assist the customer in getting our products into volume production. We cannot assure that any of the design wins we have secured will result in demand for our products. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Trends, Risks and Uncertainties — Our Business Depends Upon The Development Of The Packet Processor Market" and "— We Face Risks Associated With Evolving Industry Standards And Rapid Technological Change."

At September 30, 2003, we had a backlog of semiconductor orders representing $5.2 million of products deliverable to customers over the 6 months following the placement of these orders. At September 30, 2002, we had a backlog of $3.5 million. Because we quote product lead times to customers of approximately three months, most products shipped during a quarter are ordered during the previous quarter. Since customers may reschedule or cancel orders, subject to negotiated windows, orders scheduled for shipment in a quarter may be moved to a subsequent quarter or cancelled altogether. Therefore, backlog is not necessarily indicative of future sales.

Hifn's products — compression processors, encryption/compression processors, public key processors and flow classification software — provide a broad range of price/performance alternatives for the implementation of intelligent, secure, high-performance networks and efficient, high-performance storage devices. We also offer evaluation boards to assist customers in the evaluation of our products.

Network Bandwidth Enhancement Products. Hifn's 9710, 9711 and 9751 high-performance compression processors provide essential bandwidth-enhancement for network equipment such as routers, remote access concentrators, broadband access equipment and switches. These products provide flexible bus interfaces and a variety of memory configuration options to allow customers to tailor their uses to meet a variety of network system requirements. We license a line of software compression libraries that provide similar functionality to our line of compression processor products for low-performance applications such as modems and ISDN links. The software products are offered in source and object code toolkits.

Network Security Products. The Hifn 6500 public key processor provides acceleration of the mathematical computations involved in public key cryptography, supporting key exchange algorithms (such as the Rivest Shamir Adelman ("RSA") public key cryptosystem as developed by RSA Data Security, Inc. and Diffie-Hellman) as well as digital signature algorithms (such as RSA and the Digital Signature Algorithm ("DSA")). Hifn's 7711, 7751 and 7811 encryption processors provide essential bandwidth-enhancement and security for network equipment such as routers, remote access concentrators, switches and firewalls. For high-performance security requirements, Hifn's 7814, 7815, 7851, 7854 and 7855 processors are the first to incorporate the Hifn Intelligent Packet Processing ("HIPP") architecture for complete processing from 100 to 700 megabits per second. At the multi-gigabit speed range, Hifn provides the 8154 security processor. This device provides public key acceleration for e-commerce secure-session handling as well as secure packet processing for multi-gigabit speeds. For data communication applications such as xDSL and cable modems, the Hifn 7901, 7902 and 7951 provide the industry's first complete broadband security processors implementing support of data compression, encryption and authentication algorithms. Hifn's 7955 and 7956 devices are next-generation high-speed security co-processors designed for ROBO/SME networking applications like VPN Broadband Routers, Wireless LAN Access Points and Switches, VPN Edge Routers/Gateways, Firewall/VPN Appliances, and other Network and Customer Premise Equipment ("CPE"). With the exception of 7851, all these devices include a public key math processor and a true hardware random number generator ("RNG") to support the public key cryptography required for key generation, exchange and authentication.

Network FlowThrough™ Security Products. Hifn has announced its HIPP III line of intelligent FlowThrough security processors targeted both for the traditional VPN networking market as well as the emerging storage area network ("SAN") security market using the iSCSI and FCIP protocols. The Hifn 4300, 4350, 8300 and 8350 are capable of performing the entire IPsec protocol on-chip at multi-Gigabit speeds, as well as the Internet Key Exchange ("IKE") handshake all in one device. Interfacing these devices to a system is straightforward as they sit at the Ethernet I/O between the Physical layer transceiver and the Ethernet MAC function.

Network Flow Classification Products. Hifn's MeterFlow products provide comprehensive data to support the differentiation of business-critical application network traffic from other general-purpose network traffic. MeterFlow provides additional information on the performance of these application transactions and flows in network equipment devices to support the deployment of Integrated and Differentiated Services. These functions are the key to enabling firewalls, security, network address translation ("NAT") and port address translation ("PAT") transforms, QoS and CoS in routers, switches and network security appliances. MeterFlow-based flow classification also enables monitoring, metering, billing, service level agreement ("SLA") validation, and other statistics-gathering applications.

Storage Enhancement Products. Hifn's 9600, 9610 and 9620 high-performance compression processors provide a typical doubling of capacity and performance for mid- to high-end tape drive products.

Evaluation Boards. To facilitate the adoption of our semiconductor devices, we design system-level boards that resemble actual end products or subsystems. Our evaluation boards include basic hardware and software that enable customers to expedite their designs by using the evaluation boards as a reference or by incorporating portions of them into their own designs. These boards are used as evaluation and development vehicles for each semiconductor device designed by Hifn.

Technology

Hifn's multi-protocol packet processors, which are high-performance compression, encryption/compression and public key processors, and our flow classification software have been designed to meet the needs of networking and storage equipment vendors. We believe that our patented compression technology, employed in our compression and encryption/compression processors, gives us a strong competitive advantage. In addition to core technologies that we have developed, we enhance the features and functionality of our products through the licensing of certain technologies from third parties.

Compression Algorithms and Architectures. Hifn holds key patents that cover a wide variety of lossless compression algorithms and their implementations. Specific implementations of our compression patents include the following compression algorithms: LZS, developed by Stac; MPPC, developed by Microsoft; and ALDC, developed by IBM. We have continued to improve the performance, functionality and architectures of these compression techniques. For example, semiconductor implementations of the LZS algorithm have improved in performance by a factor of forty in under four years. Through the use of various architectural implementations of our compression algorithms, we are able to provide compression solutions over a broad price-performance spectrum.

Encryption, Data Authentication and Public Key Algorithms. Hifn develops high-performance implementations of industry standard encryption algorithms (e.g., Advanced Encryption Standard ("AES"), Data Encryption Standard ("DES"), Triple-DES and Alleged RC4 ("ARC4")) and data authentication algorithms (e.g., Message Digest 5 ("MD5") and Secure Hash Algorithm ("SHA1")). Coupled with our patent position in compression, we are positioned to combine compression with encryption and data authentication as specified in the most widely used network security protocols, such as IPSec and PPTP. In addition, we also implement public key cryptography algorithms which are used in a wide variety of network security protocols. Public key cryptography algorithms implemented by us include the RSA-compatible and Diffie-Hellman algorithms as well as the RSA-compatible and DSA digital signature algorithms. Our semiconductor products, including the RSA-compatible public key cryptosystem and the ARC4 symmetric key encryption algorithms, are compatible with the corresponding algorithms from RSA Data Security, Inc.

Flow Classification and Measurement Architectures. Our acquisition of Apptitude in August 2000 extended our reach into the packet processing area. We have incorporated Apptitude's flow classification technology into a software solution for network equipment vendors. This technology has one patent issued and an additional five patents pending that cover the ability to discover applications within the content of network packets and flows. MeterFlow, our flow classification technology, enables network equipment vendors to add unique traffic differentiation capabilities to their products. Our flow classification solutions provide precise details about packets and data traversing a network and are used in deploying QoS and CoS, which enables businesses to enhance the effectiveness of using the public Internet network. Using QoS- or CoS-enabled network equipment, businesses can maintain more consistent and reliable interactions with their customers and business partners. Further, use of MeterFlow technology can enable firewalls, NAT/PAT transforms, billing, metering, monitoring and SLA validation applications to be application-aware.

Integrated, High-Performance Packet Processing. Hifn is continuing to develop additional packet processing functionality, including integration of computation-intensive security protocol processing functions, and integration of the MeterFlow classification capabilities. Ongoing product and technology development is expected to increase product integration and increase product performance in the future.

Intellectual Property

Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely in part on patent, trade secret, trademark, maskwork and copyright laws to protect our intellectual property. We own eighteen (18) United States patents and seven foreign patents. We also have two pending patent applications in Japan. The issued patents and patent applications primarily cover various aspects of our compression, flow classification, bandwidth management and rate shaping technologies and have expiration dates ranging from 2006 to 2020. We also have five pending patent applications in the United States, four in Europe and Asia (Japan) covering our flow classification technology. We cannot assure that any patents will be issued under our current or future patent applications or that the patents issued under such patent applications will not be invalidated, circumvented or challenged. We cannot assure that any patents issued to us will be adequate to safeguard and maintain our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. In addition, we cannot assure that others will not develop technologies that are similar or superior to our technology.

As is typical in the semiconductor industry, we may in the future receive communications from third parties asserting patents, mask work rights, intellectual property or copyrights on certain of our products and technologies. Although we are not currently a party to any material litigation regarding intellectual property, in the event a third party were to make a valid intellectual property claim and a license relating to such intellectual property was not available on commercially reasonable terms, our operating results could be materially and adversely affected. Litigation, which could result in substantial cost to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend against claimed infringement of the rights of others. The failure to obtain necessary licenses or the occurrence of litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on our business and operating results. We cannot assure that the steps we take to protect our intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products.

In addition, we claim copyright protection for certain proprietary software and documentation. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other security measures. Although we intend to protect our rights vigorously, we cannot assure that these measures will be successful. Furthermore, the laws of certain countries in which our products are or may be manufactured or sold may not protect our products and intellectual property.

Export Restrictions on Encryption Algorithms

A key element of Hifn's packet processor architecture is the encryption algorithms embedded in our semiconductor and software products. These products are subject to export control regulations administered by the U.S. Department of Commerce. The regulations permit our domestic network equipment customers to export non-military specific products incorporating our encryption technology only after the finished product has received a one-time technical review from the Department of Commerce. In addition, those U.S. export control laws prohibit the export of many products, including any products with encryption, to a number of countries deemed hostile by the U.S. government (currently there are nine such countries). Furthermore, U.S. government regulations require export licenses from the Department of State for all military-specific products. The sale of our packet processors could be hindered or harmed by the failure of our network equipment customers to obtain the required technical reviews or by the costs of compliance. See "Sales, Marketing & Technical Support."

Competition

The networking and storage equipment markets into which we sell our products are intensely competitive and are subject to frequent product introductions with improved price-performance characteristics, rapid technological change, unit price erosion and the continued emergence of new industry standards. The semiconductor industry is also intensely competitive and is characterized by rapid technological change, product obsolescence and unit price erosion. We expect competition to increase in the future from existing competitors and from companies that may enter our existing or future markets, including certain customers, with similar or substitute solutions that may be less costly or provide better performance or features than our products. To be successful in the future, we must continue to respond promptly and effectively to changing customer performance, feature and pricing requirements, technological change and competitors' innovations. We cannot assure that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially adversely affect our business, financial condition and results of operations.

Our products compete with products from companies such as Safenet, Inc., IBM, Broadcom Corporation, Motorola, Inc. and Cavium Networks. In 1994, Stac entered into two license agreements with IBM where Stac granted IBM the right to use, but not sublicense, our patented compression technology in IBM hardware and software products. Stac also entered into a license agreement with Microsoft in 1994 whereby Stac granted Microsoft the right to use, but not sublicense, our compression technology in their software products. Stac's license agreement with Microsoft, however, prohibits Microsoft from creating hardware implementations of our patents. We also compete against software solutions that use general-purpose microprocessors to run encryption algorithms and our software compression libraries. In addition, as noted above, our encryption/compression and public key processors are subject to export control restrictions administered by the U.S. Department of Commerce, which permit our network equipment customers to export products incorporating encryption technology only after receiving a one-time technical review. As a result of these regulations, sales by foreign competitors facing less stringent controls on their encryption products could hinder or harm the sale of our encryption/compression and public key processors to network equipment customers in the global market. However, we expect significant future competition from major domestic and international semiconductor suppliers. Several established electronics and semiconductor suppliers have recently entered or indicated an intent to enter the network equipment market. We may also face competition from suppliers of products based on new or emerging technologies. Furthermore, many of our existing and potential customers internally develop application specific integrated circuits, general-purpose microprocessors and other devices that attempt to perform all or a portion of the functions performed by our products.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, marketing and other resources than us. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than us. In particular, companies such as Intel Corporation, Agere Systems, Motorola, Inc., National Semiconductor Corporation and Texas Instruments Incorporated have proprietary semiconductor manufacturing ability, preferred vendor status with many of our customers, extensive marketing power and name recognition, greater financial resources than us and other significant advantages over us. In addition, current and potential competitors may determine, for strategic reasons, to consolidate, to lower the price of their products substantially or to bundle their products with other products. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure that we will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

We believe that important competitive factors in our markets are price-performance characteristics, rapid technological change, the continued emergence of new industry standards, length of development cycles, design wins with major network and storage equipment vendors, support for new network and storage standards, features and functionality, adaptability of products to specific applications, reliability, technical service and support and protection of products by effective utilization of intellectual property laws. Our failure to successfully develop products that compete successfully with those of other suppliers in the market would harm our business, financial condition and results of operations. In addition, we must compete for the services of qualified distributors and sales representatives. To the extent that our competitors offer such distributors or sales representatives more favorable terms on a higher volume of business, such distributors or sales representatives may decline to carry, or discontinue carrying, our products. Our business, financial condition and results of operations could be harmed by any failure to maintain and expand our distribution network. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Trends, Risks and Uncertainties — Our Markets Are Highly Competitive."

Research and Development

Our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made, and plan to continue to make, substantial investments in research and development. Extensive product development input is obtained from customers and through our participation in industry organizations and standards setting bodies such as the Internet Engineering Task Force ("IETF") and the Storage Network Industry Association ("SNIA").

As of September 30, 2003, our research and development staff consisted of 77 employees. Our research and development expenditures were $20.3 million in the fiscal year ended September 30, 2003, $18.2 million in the fiscal year ended September 30, 2002 and $18.6 million in the fiscal year ended September 30, 2001, representing 99%, 84% and 43% of net revenues for such periods, respectively. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, costs of fabricating chip mask sets and subcontracting costs. We perform our research and product development activities at our facilities in Los Gatos and Carlsbad, California, as well as in Framingham, Massachusetts and Morrisville, North Carolina.

The acquisition of certain assets of NetOctave in September 2002 and of Apptitude in August 2000 further strengthened our development efforts, adding to our pool of hardware and software expertise and intellectual properties. Furthermore, we were able to expand our product base to include storage area network, high-performance IPSec, acceleration for firewall applications, bandwidth management, load balancing, QoS and CoS.

Our future performance depends on a number of factors, including our ability to identify emerging technological trends in our target markets, develop and maintain competitive products, enhance our products by adding innovative features that differentiate our products from those of our competitors, bring products to market on a timely basis at competitive prices, properly identify target markets and respond effectively to new technological changes or new product announcements by others. In evaluating new product decisions, we must anticipate well in advance the future demand for product features and performance characteristics, as well as available supporting technologies, manufacturing capacity, industry standards and competitive product offerings. We cannot assure that our design and introduction schedules for any additions and enhancements to our existing and future products will be able to be sold at prices that are favorable to us.

We must also continue to make significant investments in research and development in order to continue enhancing the performance and functionality of our products to keep pace with competitive products and customer demands for improved performance, features and functionality. The technical innovations required for us to remain competitive are inherently complex and require long development cycles. Such innovations must be completed before developments in networking technologies or standards render them obsolete and must be sufficiently compelling to induce network and storage equipment vendors to favor them over alternative technologies. Moreover, we must generally incur substantial research and development costs before the technical feasibility and commercial viability of a product line can be ascertained.

We cannot assure that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements or that we will be able to secure the financial resources necessary to fund future development. The failure to successfully develop new products on a timely basis could have a material adverse effect on our business, financial condition and results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Trends, Risks and Uncertainties — We Face Risks Associated With Evolving Industry Standards And Rapid Technological Change."

Sales, Marketing & Technical Support

We market our products through a direct sales and marketing organization, headquartered in Los Gatos, California, with sales offices in Massachusetts, Colorado and North Carolina as well as in the United Kingdom and the Netherlands. We also market our products through independent contract sales representatives in the United States, Europe, Japan and other areas. Furthermore, we retain account managers to focus on individual customer relationships. Our customers in foreign countries are serviced through international distributors. Sales representatives are selected for their understanding of the marketplace and their ability to provide effective field sales support for our products. Our relationships with some of our sales representatives have been established within the last two years, and we are unable to predict the extent to which some of these representatives will be successful in marketing and selling our products.

Revenues from Quantum Corporation, through its manufacturing subcontractor, represented 34%, 46% and 36% of our net revenues for fiscal years ended September 30, 2003, 2002 and 2001, respectively. Revenues from Cisco, through its manufacturing subcontractors, represented 23% of our net revenues for fiscal year ended September 30, 2003 and revenues from Lucent, through its manufacturing subcontractors, represented 17% of our net revenues for fiscal year ended September 30, 2001. Our customers are not subject to any binding obligation to order from us. If our sales to Quantum or Cisco decline, our business, financial condition and results of operations could suffer. Our most significant customers in the future could be different from our largest customers today for a number of reasons, including customers' deployment schedules and budget considerations. As a result, we may experience significant fluctuations in our results of operations on a quarterly and an annual basis. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Trends, Risks and Uncertainties — We Depend Upon A Small Number Of Customers."

Hifn has a number of marketing programs designed to inform network and storage equipment vendors about the capabilities and benefits of our products. Our marketing efforts include participation in industry trade shows, technical conferences, preparation of competitive analyses, sales training, publication of technical and educational articles in industry journals, maintenance of our website, advertising and direct mail distribution of our literature.

Technical support to customers is provided through field applications engineers and, if necessary, applications engineers and product designers. Local field support is provided in person or by telephone. We believe that providing customers with comprehensive product service and support is critical to maintaining a competitive position in the market and is critical to shortening the time required to design in our products. We work with our customers to monitor the performance of our product designs and to provide support at each stage of customer product development.

The semiconductor industry has experienced significant downturns and wide fluctuations in supply and demand. The industry has also experienced significant fluctuations in anticipation of changes in general economic conditions. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could harm our business, financial condition and results of operations.

Manufacturing

Currently, we subcontract all semiconductor manufacturing on a turnkey basis, with our suppliers delivering fully assembled and tested products based on our proprietary designs. The use of the fabless model allows us to focus substantially all of our resources on determining customer requirements and on the design, development and support of our products. This model also allows us to have significantly reduced capital requirements.

We subcontract our semiconductor manufacturing to Atmel Corporation, Toshiba Corporation and Philips Semiconductor. The selection of these manufacturers was based on the breadth of available technology, quality, manufacturing capacity and support for design tools used by us. None of our products are currently manufactured by more than one supplier. However, we expect that in the event one of our suppliers notifies us that it intends to cease manufacturing a product, we will have an adequate opportunity to order sufficient quantities of the affected products so that shipments to customers will not be adversely affected while we qualify a new manufacturer.

At any given time, we use mainstream processes for the manufacture of our products, avoiding dependence on the latest process technology available. This approach reduces our technical risks and avoids the risks related to production capacity constraints typically associated with leading-edge semiconductor processes. This approach allows us to focus on providing differentiated functionality, the primary value-add in our products. Our current main products are manufactured using .6, .4, .3, .25, .18 and .13 micron Complementary Metal Oxide Semiconductor ("CMOS") processes. Products under development are being designed with the .13-micron CMOS process. We believe that transitioning our products to increasingly smaller semiconductor dimensions will be important for us to remain competitive. We cannot assure that future process migration will be achieved without difficulty.

We intend to continue for the foreseeable future to rely on our subcontract manufacturers for substantially all of our manufacturing, assembly and test requirements. All of our subcontract manufacturers produce products for other companies. We do not have long-term manufacturing agreements with any of our subcontract manufacturers. Our subcontract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by one of our subcontract manufacturers.

We must place orders approximately 20 to 23 weeks in advance of expected delivery. As a result, we have only a limited ability to react to fluctuations in demand for our products, which could cause us to have an excess or a shortage of inventory of a particular product. Failure of worldwide semiconductor manufacturing capacity to rise along with a rise in demand could result in our subcontract manufacturers allocating available capacity to customers that are larger or have long-term supply contracts in place. Our inability to obtain adequate foundry capacity at acceptable prices, or any delay or interruption in supply, could reduce our product revenue or increase our cost of revenue and could harm our business, financial condition and results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Trends, Risks and Uncertainties — We Depend Upon Independent Manufacturers And Limited Sources Of Supply."

Employees

As of September 30, 2003, Hifn employed a total of 117 full-time employees. Of the total number of employees, 77 were employed in research and development, 19 in sales and marketing, five in operations and 16 in finance and administration. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage.

Our future success is heavily dependent upon our ability to hire and retain qualified technical, marketing, sales and management personnel. The competition for such personnel is intense, particularly for engineering personnel with related security, networking and integrated circuit design expertise, and applications support personnel with networking product design expertise. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Trends, Risks and Uncertainties — We Depend Upon Key Personnel."

Available Information

Financial and other information relating to the Company is available on our Company's website at http://www.hifn.com. The Company makes available, free of charge, copies of its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

Item 2. ***Properties***

Hifn's corporate and technical headquarters are located in Los Gatos, California. We lease approximately 34,500 and 11,500 square feet of space in Los Gatos, California, under leases that expire in September 2005 and December 2007, respectively. We also lease other facilities; including 16,500 square feet of space for our design and operations center in Carlsbad, California, under leases that expire at various dates through December 2004; 4,200 square feet and 3,600 square feet of design center space in Framingham, Massachusetts and Morrisville, North Carolina, respectively; and small field sales offices in Charlotte, North Carolina and Westford, Massachusetts as well as in Monument, Colorado. Additionally, we have international field offices in the United Kingdom and the Netherlands.

Item 3. ***Legal Proceedings***

During fiscal 2003, Hifn completed the settlement terms of the class action complaint and had certain shareholder derivative actions dismissed. As of September 30, 2003, there were no outstanding claims against Hifn and Hifn did not have any outstanding obligations. Details relating to the class action complaint and the shareholder derivative actions are as follows:

In 1999, a class action complaint was filed against Hifn and certain of its officers and directors alleging that Hifn and certain of its officers and directors violated federal securities laws in connection with various public statements made during the class period. In May 2002, a settlement agreement was reached and in September 2002, a final judgment and order of dismissal with prejudice was issued by the court. Under the terms of the settlement, all claims were dismissed without any admission of liability or wrongdoing by any defendant, and the shareholder class received $9.5 million, comprised of $6.8 million in cash, which was contributed by Hifn's insurance carriers, and the balance in Hifn Common Stock aggregating 285,412 shares, valued at $2.7 million, based on the agreed price of $9.46 per share. The cash and Common Stock settlements were distributed in September 2003. Hifn is not obligated to perform any additional action and considers the class action litigation to be resolved.

In March 2002, two purported shareholder derivative actions were filed against Hifn and certain of its current and former officers and directors, alleging violations of California Corporations Code Section 25402, breach of fiduciary duty and waste of corporate assets, based on the same facts and events alleged in the class action. In May 2003, the court entered an order dismissing the action against Hifn and all of the individual defendants with prejudice.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

EXECUTIVE AND OTHER OFFICERS OF HIFN

The following table sets forth certain information concerning the executive and other officers of the Company as of September 30, 2003:

Name	Age	Position
Christopher G. Kenber	59	Chairman, President and Chief Executive Officer
William R. Walker	62	Vice President of Finance, Chief Financial Officer and Secretary
Russell S. Dietz	40	Vice President and Chief Technical Officer
Kamran Malik	51	Vice President of Hardware Engineering
John E. Metzger	45	Vice President of Software Engineering
Thomas A. Moore	46	Vice President of Sales and Marketing
Douglas L. Whiting, Ph.D.	47	Chief Scientist and Director

Christopher G. Kenber has served as Hifn's President, Chief Executive Officer and a director since August 2000 and as Chairman of the Board of Directors since October 2001. He joined Hifn from Apptitude, Inc. where he was President and Chief Executive Officer since 1998. Mr. Kenber has held a number of CEO positions with companies in the high-technology area as well as consulting to several venture capital funds. Prior to his tenure with Apptitude, he was the Chief Executive Officer of Aonix, Inc., a developer of object-oriented software tools. Previously, Mr. Kenber was Executive Vice President of Ingres Corporation, and a Senior Vice President at MICOM Systems. Mr. Kenber spent 17 years at IBM Corporation, where he held multiple sales and marketing positions. Mr. Kenber has a degree in Psychology and Philosophy from Oxford University.

William R. Walker has served as Vice President, Chief Financial Officer and Secretary of Hifn since November 1997. He was Hifn's Acting Chief Executive Officer and Acting President from July 1998 through October 1998. From 1996 to 1997, Mr. Walker was Vice President, Chief Financial Officer and Secretary at MMC Networks, Inc., a networking company. From 1984 to 1996, Mr. Walker held the position of Senior Vice President and Chief Financial Officer at Zilog, Inc., a semiconductor supplier. Mr. Walker has a B.S. in Economics from the University of Wisconsin and an M.B.A. from the University of Maryland, and is a certified public accountant.

Russell S. Dietz has served as Vice President and Chief Technology Officer of Hifn since August 2000. Mr. Dietz is the primary architect of the MeterFlow and MeterWorks technology. Prior to joining Hifn, Mr. Dietz was Chief Technical Officer of Apptitude, Inc. Mr. Dietz was a founding partner of Technically Elite Concepts, which merged into Technically Elite, Inc. in 1995. From 1984 through 1988, Mr. Dietz held various technical positions at Magnavox Electronic Systems and Digital Equipment Corporation. Mr. Dietz is an active member of the Internet and Engineering Task Force (IETF) and is the technical working chair for the Network Processing Forum.

Kamran Malik has served as Vice President of Hardware Engineering of Hifn since November 2002. Mr. Malik has over 25 years of experience in VLSI and ASIC development for high performance processor and networking chips, successfully managing complex projects and delivering products to market. Mr. Malik held numerous positions designing and developing high-performance processors and computer systems. From 1999 through 2002, Mr. Malik led the hardware development of a new class of storage networking products around the IP and Gigabit Ethernet standards at Nishan Systems, Inc. From 1992 through 1998, Mr. Malik architected, directed and managed the design and development of a high-end super scalar 128-bit RISC MIPS processor used in Sony's PlayStation 2 Emotion Engine at Toshiba Corporation. Mr. Malik holds a B.S. in Electrical Engineering from the University of Engineering and Technology, Lahore, Pakistan and an MS and Ph.D. in Electrical and Computer Engineering from Oregon State University.

John E. Metzger has served as Vice President of Engineering of Hifn since August 2000. Prior to joining Hifn, Mr. Metzger was Vice President of Engineering of Apptitude, Inc. Mr. Metzger was the co-founder, Vice President and Chief Technical Officer of Software Decisions, Inc., which was purchased by Ungermann-Bass ("UB") in 1985. After seven years with UB, he successfully contributed to the restart of Network Computing, Inc., as Vice President of Development, which was acquired by Seagate Software in 1995. He brings in-depth knowledge of product architecture, development, integration and strategic direction. Mr. Metzger holds a B.S. in Computer and Communication Science from the University of Michigan.

Thomas A. Moore, Vice President of Sales of Hifn since January 2002 and of Sales and Marketing since September 2003, has over 20 years of executive sales management, business development and general management experience. Prior to joining Hifn, Mr. Moore was President and CEO of Pixami, an Internet infrastructure technology provider. For the five years prior to Pixami, he served as President of Image Software, a private software licensing and technology company. During the proceeding 15 years, Mr. Moore successfully managed direct and indirect sales organizations for Xerox, DEST and Exxon. He brings with him extensive experience in direct and indirect sales channel management. Mr. Moore received his B.A. in Economics from the University of California, Los Angeles.

Douglas L. Whiting, Ph.D., Chief Scientist, previously served as Chief Technology Officer of Hifn through August 2000. Dr. Whiting has been a director of Hifn since November 1996 and served as Chairman of the Board of Directors from August 2000 through October 2001. He also has served as Vice President of Technology of Stac from 1985 to 1998 and has served as a director of Stac since 1983. He was President of Stac from 1984 to 1986. Dr. Whiting received his Ph.D. in Computer Science from the California Institute of Technology.

PART II

Item 5. *Market for the Registrant's Common Equity and Related Stockholder Matters*

Price Range of Common Stock

Hifn's Common Stock is traded on the Nasdaq National Market under the symbol "HIFN." The only class of Hifn securities that is traded is Hifn Common Stock. The following table lists quarterly information on the price range of the Common Stock based on the high and low reported closing bid prices for the Common Stock as reported on the Nasdaq National Market for the periods indicated below:

	High	Low
Fiscal Year Ended September 30, 2003:		
Fourth Quarter	$ 9.54	$ 6.00
Third Quarter	9.00	4.66
Second Quarter	5.84	4.35
First Quarter	7.32	3.50
Fiscal Year Ended September 30, 2002:		
Fourth Quarter	$ 7.70	$ 4.10
Third Quarter	13.72	5.46
Second Quarter	20.50	10.20
First Quarter	19.30	9.52

On December 8, 2003, the reported last sale price of Common Stock on the Nasdaq National Market was $10.30 per share and there were approximately 764 holders of record of our Common Stock.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We intend to retain any future earnings to finance the growth and development of our business and do not expect to pay any cash dividends in the foreseeable future.

Sales of Unregistered Securities

In September 2003, the Company issued 285,412 shares of unregistered common stock, valued at $2.7 million, as partial consideration for a settlement agreement in connection with a class action complaint filed against Hifn and certain of its officers and directors. The shares of unregistered common stock were issued in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended.

Equity Compensation Plans

The information required by this Item 5 regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of this annual report on Form 10-K.

Item 6. ***Selected Financial Data***

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes included elsewhere in this Annual Report on Form 10-K:

	Year Ended September 30,				
	2003	2002	2001	2000(1)	1999(2)
		(in thousands, except per share amounts)			
Statement of Operations Data:					
Net revenues	$ 20,480	$ 21,791	$ 43,004	$44,838	$42,351
Costs and operating expenses:					
Cost of revenues	6,567	6,413	13,828	10,004	10,498
Research and development	20,329	18,221	18,569	14,577	8,022
Sales and marketing	7,211	8,445	9,462	8,172	5,963
General and administrative	3,862	12,309	7,705	5,147	2,993
Amortization of intangibles and goodwill	1,319	10,480	11,093	1,619	113
Impairment of intangibles and goodwill	3,919	27,366	—	—	—
Purchased in-process research & development	—	1,137	—	4,085	—
Income (loss) from operations	(22,727)	(62,580)	(17,653)	1,234	14,762
Interest income (expense), net	566	1,067	2,700	4,211	1,720
Other income (expense), net	(22)	(72)	(64)	(66)	(14)
Provision for (benefit from) income taxes	(1,842)	6,014	(1,660)	4,381	6,587
Net income (loss)	$(20,341)	$(67,599)	$(13,357)	$ 998	$ 9,881
Net income (loss) per share, basic	$ (1.89)	$ (6.49)	$ (1.32)	$ 0.11	$ 1.22
Net income (loss) per share, diluted	$ (1.89)	$ (6.49)	$ (1.32)	$ 0.10	$ 1.06
Weighted average shares outstanding, basic	10,741	10,417	10,141	9,017	8,115
Weighted average shares outstanding, diluted	10,741	10,417	10,141	10,055	9,295

	September 30,				
	2003	2002	2001	2000	1999
			(in thousands)		
Balance Sheet Data:					
Cash and short-term investments	$43,074	$54,666	$ 64,751	$ 64,815	$70,086
Total assets	52,821	72,279	126,810	131,479	83,530
Working capital	35,465	44,071	70,297	66,498	73,153
Total debt	—	—	—	27	—
Total stockholders' equity	41,117	56,656	119,835	124,191	76,049

(1) In August 2000, we completed our acquisition of Apptitude in a transaction accounted for as a purchase. The Statement of Operations for fiscal year ended September 30, 2000 includes the operating results of Apptitude from the date of acquisition.

(2) On March 31, 1999, we issued 1,600,000 shares of common stock at a price of $33 per share in an equity offering, which raised approximately $49.2 million, net of offering expenses. On April 19, 1999 our underwriters exercised their option to purchase an additional 300,000 shares of our common stock, which yielded an additional $9.3 million in proceeds to us.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes included elsewhere in this Annual Report on Form 10-K. The results shown in this report are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to the factors set forth in the section entitled "Trends, Risks and Uncertainties" and appearing elsewhere in this report.

Overview

hi/fn, inc., together with its subsidiaries (referred to as "Hifn," "we," "us" or "our"), is a flow classification and network security specialist company supplying most major network equipment vendors with patented technology to improve network packet processing. We design, develop and market high-performance, multi-protocol packet processors — semiconductor devices and software — designed to enable secure, high-bandwidth network connectivity, comprehensive differentiation of business-critical application network traffic from other general purpose network traffic and efficient compression, encryption/compression and public key cryptography, providing our customers with high-performance, interoperable implementations of a wide variety of industry-standard networking and storage protocols. Our products are used in networking and storage equipment such as routers, remote access concentrators, switches, broadband access equipment, network interface cards, firewalls and back-up storage devices.

Hifn's encryption/compression and public key processors allow network equipment vendors to add bandwidth enhancement and security capabilities to their products. Our encryption/compression and public key processors provide key algorithms used in VPNs, which enable businesses to reduce wide area networking costs by replacing dedicated leased-lines with lower-cost IP-based networks such as the Internet. Using VPNs, businesses can also provide trading partners and others with secure, authenticated access to the corporate network, increasing productivity through improved communications. Storage equipment vendors use our compression processor products to improve the performance and capacity of mid- to high-end tape back-up systems.

Hifn's flow classification technology enables network equipment vendors to add unique traffic differentiation and recognition capabilities to their products. Our flow classification solutions provide precise details about packets and data traversing a network and are used in implementing and monitoring quality of service ("QoS") and classes of service ("CoS"), which enables businesses to enhance the effectiveness of using the public Internet network. Using QoS- or CoS-enabled network equipment, businesses can maintain more consistent and reliable interactions with their customers and business partners.

Revenues from one customer, through its manufacturing subcontractor, represented 34%, 46% and 36% of our net revenues for fiscal years ended September 30, 2003, 2002 and 2001, respectively. Revenues from a second customer, through its manufacturing subcontractors, represented 23% of our net revenues for fiscal year ended September 30, 2003.

In September 2002, Hifn acquired certain assets and intellectual property valued at $677,000 for cash consideration of approximately $2.2 million, including acquisition related costs. Assets acquired include fixed assets, core technology and workforce comprising of 15 engineers that joined us on October 1, 2002. Additionally, we acquired in-process research and development costs of approximately $1.1 million, which were expensed at the time of the acquisition.

In August 2000, Hifn acquired Apptitude, a provider of embedded Internet traffic analysis solutions through a merger of Apptitude with and into a wholly owned subsidiary of Hifn. The aggregate purchase consideration was $58.5 million, consisting of $20 million in cash and $38.5 million in stock. In exchange, we received tangible assets and assumed liabilities as well as intangible assets including developed and core technology, workforce and patents. Additionally, we acquired in-process research and development costs which were expensed at the time of the acquisition.

During the fourth quarter of fiscal 2003, our product plans changed as a result of a shift in customer feature requirements and demand, consequently, long-lived and intangible assets associated with terminated projects were impaired and we recorded a charge of $3.9 million. During the fourth quarter of fiscal 2002, we determined that customer preferences with respect to the architecture upon which the Apptitude technology would be delivered had shifted. As a result, we significantly lowered our estimates of expected future revenues and cash flows from the Apptitude technology. The expected future cash flows, undiscounted and without interest charges, was less than the carrying amount of the assets associated with Apptitude and an impairment charge was triggered under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Accordingly, we estimated the fair value of the Apptitude assets, using the present value of estimated expected future cash flows and a discount rate commensurate with the risks involved. We recorded an impairment charge of $27.4 million, representing the amount by which the carrying amount of the goodwill and developed technology exceeded their fair value. The remaining carrying value of goodwill at September 30, 2003 was approximately $1.0 million. We adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," during the first quarter of fiscal 2003, which effectively replaces SFAS 121. In accordance with SFAS 142, the remaining carrying value of goodwill is not amortized, but is subject to annual impairment testing.

Hifn's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross margins and operating income. These factors include the volume and timing of orders received, changes in the mix of proprietary and second source products sold, market acceptance of our and our customers' products, competitive pricing pressures, our ability to introduce new products on a timely basis, the timing and extent of research and development expenses, fluctuations in manufacturing yields, cyclical semiconductor industry conditions, our access to advanced process technologies and the timing and extent of process development costs. Historically in the semiconductor industry, average selling prices of products have decreased over time. If we are unable to introduce new products with higher margins, maintain our product mix between proprietary and second source products, or reduce manufacturing cost to offset decreases in the prices of our existing products, then our operating results will be adversely affected. Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without penalty to the customer. Since most of our backlog is cancelable without penalty, we typically plan our production and inventory levels based on internal forecasts of customer demand. Customer demand remains highly unpredictable and variances to the forecast can fluctuate substantially. In addition, because of high fixed costs in the semiconductor industry, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls. As a result of the foregoing or other factors, we have experienced, and may in the future experience, material adverse fluctuations in our operating results on a quarterly or annual basis, which have in the past, and would in the future, materially affect our business, financial condition and results of operations.

Critical Accounting Policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition. We derive our revenue from the sale of processors and software license fees. Customers comprise primarily of original equipment manufacturers ("OEMs") and, to a lesser extent, distributors. Revenue from the sale of processors is recognized upon shipment when persuasive evidence of an arrangement exists, the price is fixed or determined and collection of the resulting receivables is reasonably assured. Revenue from processors sold to distributors under agreements allowing certain rights of return is deferred until the distributor sells the product to a third party.

Software license revenue is generally recognized when a signed agreement or other persuasive evidence of an arrangement exists, vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement, the software has been shipped or electronically delivered, the license fee is fixed or determinable and collection of the resulting receivables is reasonably assured. Returns, including exchange rights for unsold licenses, are estimated based on historical experience and are deferred until the return rights expire. We base the levels of returns on historical experience. To the extent we experience increased levels of returns, revenue will decrease resulting in decreased gross profit.

We receive software license revenue from OEMs that sublicense our software shipped with their products. The OEM sublicense agreements are generally valid for a term of one year and include rights to unspecified future upgrades and maintenance during the term of the agreement. License fees under these agreements are recognized ratably over the term of the agreement. Revenues from sublicenses sold in excess of the specified volume in the original license agreement are recognized when they are reported as sold to end customers by the OEM. Our deferred revenue balance as of September 30, 2003 was $2.0 million and included approximately $195,000 in exchange rights for unsold licenses.

Management judgments and estimates must be made regarding the collectibility of fees charged. Should changes in conditions cause management to determine the collectibility criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Inventories. We value our inventory at the lower of cost (determined on a first-in, first-out cost method) or market. Inventories are comprised solely of finished goods, which are manufactured by third party foundries for resale by us. We provide for obsolete, slow moving or excess inventories, based on forecasts prepared by management, in the period when obsolescence or inventory in excess of expected demand is first identified. Reserves are established to reduce the cost basis of inventory for excess and obsolete inventory. As of September 30, 2003, inventories of $2.7 million that were previously written down were still on hand. Subsequent increases in projected demand will not result in a reversal of these reserves until the sale of the related inventory.

We are subject to technological change, new product development, and product obsolescence. Actual demand may differ from forecasted demand and such differences may have a material effect on our financial position and results of operations.

Valuation of long-lived and intangible assets and goodwill. We evaluate the recovery of finite lived intangible assets and other finite long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. If we determine that the carrying value of goodwill, other intangible assets and other long-lived assets may not be recoverable, we measure impairment by using the projected discounted cash flow method. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of our business. During the fourth quarter of fiscal 2003, the Company's product plans changed as a result of a shift in customer feature requirements and demand. Consequently, long-lived and intangibles assets associated with terminated projects were impaired and a charge of $3.9 million was recorded. During the fourth quarter of fiscal 2002, prior to the implementation of SFAS 142, we recorded a $27.4 million charge for impairment of goodwill and other intangible assets. The impairment charges were based on the present value of management estimates of future cash flows. Changes in these estimates could have a material impact on the impairment charge and any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives are no longer be amortized but instead are subject to annual impairment tests or interim impairment tests whenever events or circumstances indicate that their carrying value may not be recoverable. We adopted SFAS No. 142 during the first quarter of fiscal 2003. Other intangible assets will continue to be amortized over their useful lives. Goodwill amortization expense aggregated $8.6 million and

$9.4 million during fiscal 2002 and 2001, respectively. After the impairment described above, the carrying value of goodwill was approximately $1.0 million at September 30, 2003. Asset impairment charges could have a material effect on our consolidated financial position and results of operations.

Accounting for income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes, which involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required to assess the likelihood that our deferred tax assets will be recovered from future taxable income. During fiscal 2003, we recognized a tax benefit of $1.8 million related to carry back of net operating losses to prior years. During fiscal 2002, we recorded a net tax expense of $6.0 million to establish a valuation allowance against deferred tax assets. Continuing losses in recent reporting periods increase the uncertainties regarding realizability of deferred tax assets. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination is made.

Litigation. From time to time, we may become involved in litigation relating to claims arising from the ordinary course of business. Management considers such claims on a case-by-case basis. We accrue for loss contingencies if both of the following conditions are met: (a) information available prior to the issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements; and (b) the amount of loss can be reasonably estimated.

During fiscal 2002, in relation to the $9.5 million court-approved settlement of the class action suit against us, we recognized $2.7 million in litigation settlement charges, representing the uninsured portion of the total settlement amount. Subsequently, in September 2003, we settled our obligation through the issuance of 285,412 shares of our common stock to the class.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenue for the periods indicated:

	Year Ended September 30,		
	2003	2002	2001
Net revenues	100%	100%	100%
Costs and operating expenses:			
Cost of revenues	32	29	32
Research and development	99	84	43
Sales and marketing	35	39	22
General and administrative	19	56	18
Amortization of intangibles and goodwill	6	48	26
Impairment of intangibles and goodwill	19	126	—
Purchased in-process research & development	—	5	—
Total costs and operating expenses	211	387	141
Income (loss) from operations	(111)	(287)	(41)
Interest and other income (expense), net	3	4	6
Income (loss) before income taxes	(108)	(283)	(35)
Provision for (benefit from) income taxes	(9)	27	(4)
Net income (loss)	(99)%	(310)%	(31)%

Years Ended September 30, 2003, 2002 and 2001

Net Revenues. Net revenues from sales of semiconductor processors and licenses of software libraries decreased 6% in fiscal 2003 to $20.5 million compared to $21.8 million in fiscal 2002. The decrease in net revenues in fiscal 2003 from fiscal 2002 was mainly due to a decrease in license and software revenues of $1.3 million. Net revenues from sales of semiconductor processors and licenses of software libraries decreased 49% in fiscal 2002 to $21.8 million compared to $43.0 million in fiscal 2001. The decrease in net revenues in fiscal 2002 from fiscal 2001 was due to a decrease in sales of our data compression and encryption processors to network equipment manufacturers of $19.4 million as well as a decrease in license and software revenues of $1.8 million. Semiconductor sales to Quantum, an original equipment manufacturer of high-performance tape storage devices, through its manufacturing subcontractor, comprised 34%, 46% and 36% of net revenues in each of fiscal 2003, 2002 and 2001, respectively. Semiconductor sales to Cisco, an original equipment manufacturer, comprised 23% of net revenues in fiscal 2003. Semiconductor sales to Lucent, an original equipment manufacturer of networking equipment, through its manufacturing subcontractors, comprised 17% of net revenues in fiscal 2001.

Cost of Revenues. Cost of revenues consists primarily of semiconductor processors which were manufactured to our specifications by third parties for resale by us. Cost of revenues, as a percentage of net revenues, increased to 32% in fiscal 2003 from 29% in fiscal 2002. Cost of revenues, as a percentage of revenues, of 32% in fiscal 2001 included a $3.4 million charge for excess inventory that resulted from a decrease in semiconductor processor demand below our previous expectations. Exclusive of the inventory charge, cost of revenues in fiscal 2001 was 24% of net revenues. During fiscal 2003 and 2002, we sold inventories that had previously been written off and recognized net recoveries of $780,000 and $710,000, respectively. The fluctuation in cost of revenues is primarily attributable to shifts in the proportion of processors revenues to software revenues.

Research and Development. Research and development expenses were $20.3 million, or 99% of net revenues in fiscal 2003, $18.2 million, or 84% of net revenues, in fiscal 2002 and $18.6 million, or 43% of net revenues, in fiscal 2001. Research and development expenses increased in fiscal 2003 from fiscal 2002 and reflect an increase in salaries and benefits of $1.1 million as a result of an increase in headcount, an increase in nonrecurring engineering charges of $1.6 million and depreciation of engineering development tools of $867,000 offset by a reduction in deferred compensation amortization related to the acquisition of Apptitude of $1.7 million, which includes $1.3 million in deferred compensation amortization related to the voluntary stock option exchange in fiscal 2002.

Research and development expenses decreased slightly in fiscal 2002 from fiscal 2001 and reflect an increase in nonrecurring engineering charges of $614,000 and the purchase of engineering development tools for new product development of $331,000 offset by a reduction in outside service costs for contractors of $855,000 and a reduction in compensation and benefits of $579,000 generally as a result of the suspension of bonus and profit sharing programs in fiscal 2002.

Research and development expense also includes amortization of deferred stock compensation related to the acquisition of Apptitude of $309,000 in fiscal 2003, $2.0 million in fiscal 2002 and $1.8 million in fiscal 2001. We expect our investments in research and development to continue to increase in coming periods on an absolute basis, excluding the effect of deferred compensation amortization charges, as we continue to develop products targeted at meeting market needs. We currently have six products in development with anticipated production dates ranging from December 2003 through early 2005. However, we cannot assure that product development programs invested in by us will be successful or that products resulting from such programs will achieve market acceptance.

Sales and Marketing. Sales and marketing expenses were $7.2 million, or 35% of net revenues, in fiscal 2003, $8.4 million, or 39% of net revenues, in fiscal 2002 and $9.5 million, or 22% of net revenues, in fiscal 2001. The decrease in sales and marketing expenses in fiscal 2003 from fiscal 2002 reflects the net effect of a decrease in salaries and wages expense of $524,000 as a result of a decrease in average headcount of eight employees, a decrease in deferred compensation expense of $383,000 and decreases in travel, tradeshow and conference expenses of $241,000 which were offset by an increase in sales representative commissions of $195,000 due to higher level of sales made through sales representatives.

The decrease in sales and marketing expenses in fiscal 2002 from fiscal 2001 reflects the net effect of a decrease in outside services and advertising costs of $769,000, a decrease in tradeshow and conference expenses of $184,000 and a decrease in sales representative commissions of $460,000 due to lower revenue levels. This was offset by an increase in salaries and wages expense of $402,000 as a result of an increase in average headcount of two employees and a net increase in deferred compensation expense of $90,000, inclusive of $329,000 in deferred compensation amortization related to the voluntary stock option exchange.

General and Administrative. General and administrative expenses were $3.9 million, or 19% of net revenues, in fiscal 2003, $12.3 million, or 56% of net revenues, in fiscal 2002 and $7.7 million, or 18% of net revenues, in fiscal 2001. The decrease in general and administrative expenses in fiscal 2003 as compared to fiscal 2002 mainly relate to certain charges recorded in fiscal 2002 including $3.7 million related to vacant facility lease obligations, accrued shareholder litigation settlement charge of $2.7 million, as well as decreased legal expenses of $526,000 and in the amortization of deferred compensation expense of $394,000.

The increase in general and administrative expenses in fiscal 2002 as compared to fiscal 2001 primarily reflects a net charge related to vacant facility lease obligations of $3.7 million, accrued shareholder litigation settlement charge of $2.7 million, as well as increased legal expenses of $328,000 offset by a decrease in the amortization of deferred compensation expense of $1.3 million.

Amortization of deferred stock compensation related to the acquisition of Apptitude were $51,000 for fiscal 2003, $420,000 for fiscal 2002, inclusive of $70,000 in amortization related to the voluntary stock option exchange, and $1.8 million for fiscal 2001. Legal costs for the fiscal years ended 2003, 2002 and 2001 were $143,000, $689,000 and $342,000, respectively.

Amortization of Intangibles and Goodwill. Amortization of intangibles was $1.3 million, or 6% of net revenues, for fiscal 2003, $1.8 million, or 8% of net revenues, for fiscal 2002, and $1.7 million, or 4% of net revenues, for fiscal 2001. Goodwill amortization expense related to the acquisition of Apptitude aggregated $8.6 million and $9.4 million in fiscal years 2002 and 2001, respectively. As a result of our adoption of SFAS 142 (see Note 2 of Notes to Consolidated Financial Statements), we ceased amortization of goodwill beginning October 1, 2002.

Impairment of Intangibles and Goodwill. During the fourth quarter of fiscal 2003, our product plans changed as a result of a shift in customer feature requirements and demand, consequently, long-lived and intangible assets associated with terminated projects were impaired and we recorded a charge of $3.9 million to write down developed and licensed technologies.

During the fourth quarter of fiscal 2002, we determined that customer preferences with respect to the Apptitude technology had shifted, resulting in a significant reduction in expected revenues. As a result of our evaluation of the carrying value of long-lived assets, we recorded an impairment charge of $27.4 million as a write-down of goodwill and developed technology.

The remaining carrying value of goodwill at September 30, 2003 was approximately $1.0 million, which balance is not amortized but is subject to impairment testing in accordance with SFAS 142 (see Note 2 of Notes to Consolidated Financial Statements).

Purchased In-Process Research and Development. Purchased in-process research and development ("IPR&D") in fiscal 2002 related to the purchase of intellectual property for processing of IPsec packets using a combination of hardware, firmware and software was $1.1 million, or 5% of net revenues. IPR&D for a flow classification processor related to the acquisition of Apptitude in August 2000 was $4.1 million, or 9% of net revenues. Purchased IPR&D related to the value assigned to products which had not reached technological feasibility at the time of purchase or acquisition.

Interest and Other Income (Expense), Net. Interest and other income (expense), net, for fiscal 2003 was $544,000, or 3% of net revenues, $995,000, or 4% of net revenues for fiscal 2002, and $2.6 million, or 6% of net revenues, for fiscal 2001. The continuing decrease in net interest income was primarily a result of a shift in the investment mix from stock instruments to commercial paper and municipal bonds, lower average cash and short-term investments balance during the past three fiscal years as well as a decrease in market interest rates.

Income Taxes. The effective tax rates for fiscal 2002 was a benefit of 10% and for fiscal 2003 and 2001 charges of 8% and 11%, respectively. During fiscal 2003, we recognized a tax benefit of $1.8 million related to carry back of net operating losses to prior years. As a result of our continuing losses over a longer period than previously expected, we recorded a valuation allowance of $9.8 million during the third quarter of fiscal 2002 to reduce the carrying value of our deferred tax assets. We considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the valuation allowance. We recorded a benefit from income taxes of $1.7 million in fiscal 2001. The resulting effective tax rates are primarily the result of the non-deductibility of certain acquisition-related costs consisting mainly of the amortization of intangibles and goodwill. The effective tax rate for fiscal 2001 of 11% is below the combined statutory tax rate of 40% due primarily to the fact that there is no tax benefit from the accounting amortization of intangible assets and stock-based compensation.

Liquidity and Capital Resources

Operating Activities. In fiscal 2003, cash used in operating activities of approximately $12.2 million was comprised of net loss as adjusted for non-cash items including provision for the impairment of intangibles of $3.9 million, amortization of intangibles and of deferred stock compensation of $2.7 million, depreciation and amortization costs of $1.5 million and decreases in prepaids and other current assets of $1.0 million, in inventories of $349,000 and in other assets of $228,000. These adjustments were offset by an increase in accounts receivable of $452,000 and decreases in accounts payable and accrued expenses and other current liabilities aggregating $1.2 million.

In fiscal 2002, cash used in operating activities of approximately $5.9 million was comprised of net loss as adjusted for non-cash items including provision for the impairment of intangibles and goodwill of $27.4 million, amortization of intangibles and goodwill and of deferred stock compensation of $13.8 million, depreciation and amortization costs of $1.9 million, in-process research and development charge of $1.1 million and a decrease in deferred income taxes of $5.7 million. Operating cash flows were also provided by a decrease in accounts receivable of $1.5 million offset by an increase in inventory and prepaids and other current assets of $1.8 million, a decrease in accounts payable and accrued expenses and other current liabilities of $8.7 million. These adjustments were offset by increases in other assets of $200,000.

In fiscal 2001, we generated cash from operating activities of approximately $1.3 million comprised of net loss as adjusted for non-cash items including amortization of intangibles and deferred stock compensation of $15.0 million, depreciation and amortization costs of $1.7 million and an increase in deferred income taxes of $362,000 as well as a decrease in accounts receivable of $1.9 million and an increase in accrued expenses and other current liabilities of $122,000. These adjustments were offset mainly by increases in prepaid expenses and other current assets of $2.4 million, other assets of $1.3 million, inventory of $330,000 and a decrease in accounts payable of $410,000.

Investing Activities. Cash used in investing activities in fiscal 2003 was $1.5 million, resulting from the sale of short-term investments of $388,000 and the acquisition of $1.1 million in property and equipment. Cash provided by investing activities in fiscal 2002 was $3.4 million, resulting from the net sales of short-term investments of $8.5 million, the acquisition of $4.8 million in intellectual property and $336,000 in property and equipment. Cash used in investing activities in fiscal 2001 was $7.5 million, resulting from the purchase of short-term investments of $5.0 million and the acquisition of $2.5 million in property and equipment. Our capital expenditures in fiscal 2003 reflect costs incurred for office and engineering test and development equipment. Our capital expenditure in fiscal 2001 reflects costs incurred in relation to the consolidation of our northern California facilities as well as the additional facilities in Los Gatos and Carlsbad. We expect capital expenditures in the foreseeable future to approximate fiscal 2003 levels.

Financing Activities. Cash provided by financing activities in fiscal 2003, 2002 and 2001 of $1.7 million, $916,000 and $1.2 million, respectively, reflect proceeds from stock option exercises and stock purchase plan purchases slightly offset by payments on debt obligations.

We have no long-term liabilities. Our long-term contractual obligations for operating leases are as follows (in thousands):

Fiscal year ending September 30, 2004	$2,874
2005	2,259
2006	895
2007	906
Thereafter	229
Total minimum lease payments	$7,163

The Company uses a number of independent suppliers to manufacture substantially all of its products. As a result, the Company relies on these suppliers to allocate to the Company a sufficient portion of foundry capacity to meet the Company's needs and deliver sufficient quantities of the Company's products on a timely basis. These arrangements allow the Company to avoid utilizing its capital resources for manufacturing facilities and work-in-process inventory and to focus substantially all of its resources on the design, development and marketing of its products.

The Company requires substantial working capital to fund its business, particularly to finance accounts receivable and inventory, and for investments in property and equipment. The Company's need to raise capital in the future will depend on many factors including the rate of sales growth, market acceptance of the Company's existing and new products, the amount and timing of research and development expenditures, the timing and size of acquisitions of businesses or technologies, the timing of the introduction of new products and the expansion of sales and marketing efforts. We anticipate that our existing cash resources will fund any anticipated operating losses, purchases of capital equipment and provide adequate working capital for the next twelve months. Our liquidity is affected by many factors including, among others, the extent to which we pursue additional capital expenditures, the level of our product development efforts, and other factors related to the uncertainties of the industry and global economies. Accordingly, there can be no assurance that events in the future will not require us to seek additional capital sooner or, if so required, that such capital will be available at all or on terms acceptable to us.

Trends, Risks and Uncertainties

In future periods, Hifn's business, financial condition and results of operations may be affected by many factors including, but not limited to, the following:

Our Operating Results May Fluctuate Significantly.

Our operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation is a result of a variety of factors including the following:

- General business conditions in our markets as well as global economic uncertainty;
- Increases or reductions in demand for our customers' products;
- The timing and volume of orders we receive from our customers;
- Cancellations or delays of customer product orders;
- Acquisitions or mergers involving us, our competitors or customers;
- Any new product introductions by us or our competitors;
- Our suppliers increasing costs or changing the delivery of products to us;
- Increased competition or reductions in the prices that we are able to charge;
- The variety of the products that we sell as well as seasonal demand for our products; and
- The availability of manufacturing capacity necessary to make our products.

If We Determine That Our Long-Lived Assets Have Been Impaired Or That Our Goodwill Has Been Further Impaired Our Financial Condition and Results of Operations May Suffer.

During fiscal 2003 and 2002, we performed impairment analyses of goodwill and long-lived and intangible assets and determined that impairment had been realized on certain developed technology and goodwill, resulting in recognition of impairment charges of $3.9 million and $27.4 million, respectively. Pursuant to SFAS 142, "Goodwill and Other Intangible Assets," we will continue to perform an annual impairment test and if, as a result of this analysis, we determine that there has been an impairment of our goodwill and other long-lived and intangible assets, asset impairment charges will be recognized. Approximately $1.0 million of goodwill remains as of September 30, 2003.

We Depend Upon A Small Number Of Customers.

Quantum Corporation ("Quantum"), through its manufacturing subcontractor, accounted for approximately 34%, 46% and 36% of our net revenues in fiscal 2003, 2002 and 2001, respectively. Cisco, an OEM producer of network equipment, comprised 23% of our net revenues for the year ended September 30, 2003. Lucent, through its manufacturing subcontractor, accounted for approximately 17% of our net revenues in fiscal 2001. Neither Quantum nor Cisco is under any binding obligation to order from us. If our sales to Quantum or Cisco decline, our business, financial condition and results of operations could suffer. We expect that our most significant customers in the future could be different from our largest customers today for a number of reasons, including customers' deployment schedules and budget considerations. As a result, we believe we may experience significant fluctuations in our results of operations on a quarterly and annual basis.

Limited numbers of network and storage equipment vendors account for a majority of packet processor purchases in their respective markets. In particular, the market for network equipment that would include packet processors, such as routers, remote access concentrators and firewalls, is dominated by a few large vendors, including Cisco Systems, Inc., Nortel Networks, Inc. and 3Com Corporation. As a result, our future success will depend upon our ability to establish and maintain relationships with these companies. If these network equipment vendors do not incorporate our packet processors into their products, our business, financial condition and results of operations could suffer.

Our Business Depends Upon The Development Of The Packet Processor Market.

Our prospects are dependent upon the acceptance of packet processors as an alternative to other technology traditionally utilized by network and storage equipment vendors. Many of our current and potential customers have substantial technological capabilities and financial resources and currently develop internally the application specific integrated circuit components and program the general purpose microprocessors utilized in their products as an alternative to our packet processors. These customers may in the future continue to rely on these solutions or may determine to develop or acquire components, technologies or packet processors that are similar to, or that may be substituted for, our products. In order to be successful, we must anticipate market trends and the price, performance and functionality requirements of such network and storage equipment vendors and must successfully develop and manufacture products that meet their requirements. In addition, we must make products available to these large customers on a timely basis and at competitive prices. If orders from customers are cancelled, decreased or delayed, or if we fail to obtain significant orders from new customers, or any significant customer delays or fails to pay, our business, financial condition and results of operations could suffer.

Our Business Depends Upon The Continued Growth And Our Penetration Of The Virtual Private Network Market.

We want to be a leading supplier of packet processors that implement the network security protocols necessary to support the deployment of virtual private networks. This market, which continues to evolve, may not grow. Alternatively, if it continues to grow, our products may not successfully serve this market. Our ability to generate significant revenue in the virtual private network market will depend upon, among other things, the following:

- Our ability to demonstrate the benefits of our technology to distributors, original equipment manufacturers and end users; and
- The increased use of the Internet by businesses as replacements for, or enhancements to, their private networks.

If we are unable to penetrate the virtual private network market, or if that market fails to develop, our business, financial condition and results of operations could suffer.

We Face Risks Associated With Evolving Industry Standards And Rapid Technological Change.

The markets in which we compete are characterized by rapidly changing technology, frequent product introductions and evolving industry standards. Our performance depends on a number of factors, including our ability to do the following:

- Properly identify emerging target markets and related technological trends;
- Develop and maintain competitive products;
- Develop end-to-end, ubiquitous systems solutions;
- Develop, or partner with providers of, security services processors;
- Develop both hardware and software security services solutions;
- Enhance our products by adding innovative features that differentiate our products from those of competitors;
- Bring products to market on a timely basis at competitive prices; and
- Respond effectively to new technological changes or new product announcements by others.

Our past success has been dependent in part upon our ability to develop products that have been selected for design into new products of leading equipment manufacturers. However, the development of our packet processors is complex and, from time to time, we have experienced delays in completing the development and introduction of new products. We may not be able to adhere to our new product design and introduction schedules and our products may not be accepted in the market at favorable prices, if at all.

In evaluating new product decisions, we must anticipate future demand for product features and performance characteristics, as well as available supporting technologies, manufacturing capacity, competitive product offerings and industry standards. We must also continue to make significant investments in research and development in order to continue to enhance the performance and functionality of our products to keep pace with competitive products and customer demands for improved performance, features and functionality. The technical innovations required for us to remain competitive are complicated and require a significant amount of time and money. We may experience substantial difficulty in introducing new products and we may be unable to offer enhancements to existing products on a timely or cost-effective basis, if at all. For instance, the performance of our encryption/compression and public key processors depends upon the integrity of our security technology. If any significant advances in overcoming cryptographic systems are made, then the security of our encryption/compression and public key processors will be reduced or eliminated unless we are able to develop further technical innovations that adequately enhance the security of these products. Our inability to develop and introduce new products or enhancements directed at new industry standards could harm our business, financial condition and results of operations.

Our Markets Are Highly Competitive.

We compete in markets that are intensely competitive and are expected to become increasingly competitive as current competitors expand their product offerings and new competitors enter the market. The markets that we compete in are subject to frequent product introductions with improved price-performance characteristics, rapid technological change, and the continued emergence of new industry standards. Our products compete with offerings from companies such as Analog Devices, Inc., SafeNet, Inc., IBM, Broadcom Corporation, Motorola, Inc. and Cavium Networks. Hifn was a wholly-owned subsidiary of Stac, Inc. until Hifn's spin-off from Stac in 1996 upon which Stac assigned two license agreements entered into with IBM in 1994 in which Stac granted IBM the right to use, but not sublicense, our patented compression technology in IBM hardware and software products. Stac also assigned its license agreement with Microsoft Corporation ("Microsoft") in 1994 whereby Stac granted Microsoft the right to use, but not sublicense, our compression technology in their software products. We expect significant future competition from major domestic and international semiconductor suppliers. Several established electronics and semiconductor suppliers have recently entered, or expressed an interest to enter, the network equipment market. We also may face competition from suppliers of products based on new or emerging technologies. Furthermore, many of our existing and potential customers internally develop solutions which attempt to perform all or a portion of the functions performed by our products.

A key element of our packet processor architecture is our encryption technology. Until recently, in order to export our encryption-related products, the U.S. Department of Commerce required us to obtain a license. Foreign competitors that were not subject to similar requirements have an advantage over us in their ability to establish existing markets for their products and rapidly respond to the requests of customers in the global market. Although the export restriction has been liberalized, we may not be successful in entering or competing in the foreign encryption markets. See "Our Products Are Subject To Export Restrictions."

Many of our current and prospective competitors offer broader product lines and have significantly greater financial, technical, manufacturing and marketing resources than us. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to promote the sale of their products. In particular, companies such as Intel Corporation, Lucent Technologies Inc., Motorola, Inc., National Semiconductor Corporation and Texas Instruments Incorporated have significant advantage over us given their relationships with many of our customers, their extensive marketing power and name recognition and their much greater financial resources. In addition, current and potential competitors may decide to consolidate, lower the prices of their products or to bundle their products with other products. Any of the above would significantly and negatively impact our ability to compete and obtain or maintain market share. If we are unable to successfully compete against our competitors, our business, results of operations and financial condition will suffer.

We believe that the important competitive factors in our markets are the following:

- Performance;
- Price;
- The time that is required to develop a new product or enhancements to existing products;
- The ability to achieve product acceptance with major network and storage equipment vendors;
- The support that exists for new network and storage standards;
- Features and functionality;
- Adaptability of products to specific applications;
- Reliability; and
- Technical service and support as well as effective intellectual property protection.

If we are unable to successfully develop and market products that compete with those of other suppliers, our business, financial condition and results of operations could be harmed. In addition, we must compete for the services of qualified distributors and sales representatives. To the extent that our competitors offer distributors or sales representatives more favorable terms, these distributors and sales representatives may decline to carry, or discontinue carrying, our products. Our business, financial condition and results of operations could be harmed by any failure to maintain and expand our distribution network.

Our Business Depends Upon The Growth Of The Network Equipment And Storage Equipment Markets.

Our success is largely dependent upon continued growth in the market for network security equipment, such as routers, remote access concentrators, switches, broadband access equipment, security gateways, firewalls and network interface cards. In addition, our success depends upon storage equipment vendors incorporating our packet processors into their systems. The network security equipment market has in the past, and may in the future, fluctuate significantly based upon numerous factors, including the lack of industry standards, adoption of alternative technologies, capital spending levels and general economic conditions. We are unable to determine the rate or extent to which these markets will grow, if at all. Any decrease in the growth of the network or storage equipment market or a decline in demand for our products could harm our business, financial condition and results of operations.

Our Success Depends Upon Protecting Our Intellectual Property.

Our proprietary technology is critical to our future success. We rely in part on patent, trade, trademark, maskwork and copyright law to protect our intellectual property. We own eighteen (18) United States patents and seven foreign patents. We also have two pending patent applications in Japan. Our issued patents and patent applications primarily cover various aspects of our compression, flow classification, bandwidth management and rate shaping technologies and have expiration dates ranging from 2006 to 2020. We have five pending patent applications in the United States, four in Europe and Asia (Japan) covering our flow classification technology. Patents may not be issued under our current or future patent applications, and the patents issued under such patent applications could be invalidated, circumvented or challenged. In addition, third parties could make infringement claims against us in the future. Such infringement claims could result in costly litigation. We may not prevail in any such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Regardless of the outcome, an infringement claim would likely result in substantial cost and diversion of our resources. Any infringement claim or other litigation against us or by us could harm our business, financial condition and results of operations. The patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. In addition, others could develop technologies that are similar or superior to our technology.

We also claim copyright protection for certain proprietary software and documentation. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, employees and consultants, and through other security measures. However, our efforts may not be successful. Furthermore, the laws of certain countries in which our products are or may be manufactured or sold may not protect our products and intellectual property.

The Length Of Time It Takes To Develop Our Products And Make A Sale To Our Customers May Impair Our Operating Results.

Our customers typically take a long time to evaluate our products. In fact, it usually takes our customers 3 to 6 months or more to test our products with an additional 9 to 18 months or more before they commence significant production of equipment incorporating our products. As a result of this lengthy sales cycle, we may experience a delay between increasing expenses for research and development and sales and marketing efforts on the one hand, and the generation of higher revenues, if any, on the other hand. In addition, the delays inherent in such a lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans, which could result in the loss of anticipated sales. Our business, financial condition and results of operations could suffer if customers reduce or delay orders or choose not to release products using our technology.

We Depend Upon Independent Manufacturers And Limited Sources Of Supply.

We rely on subcontractors to manufacture, assemble and test our packet processors. We currently subcontract our semiconductor manufacturing to Atmel Corporation, Toshiba Corporation and Philips Semiconductor. Since we depend upon independent manufacturers, we do not directly control product delivery schedules or product quality. None of our products are manufactured by more than one supplier. Since the semiconductor industry is highly cyclical, foundry capacity has been very limited at times in the past and may become limited in the future.

We depend on our suppliers to deliver sufficient quantities of finished product to us in a timely manner. Since we place orders on a purchase order basis and do not have long-term volume purchase agreements with any of our suppliers, our suppliers may allocate production capacity to other products while reducing deliveries to us on short notice. In the past, one of our suppliers delayed the delivery of one of our products. As a result, we switched production of the product to a new manufacturer that caused a 3-month delay in shipments to customers. We have also experienced yield and test anomalies on a different product manufactured by another subcontractor that could have interrupted our customer shipments. In this case, the manufacturer was able to correct the problem in a timely manner and customer shipments were not affected. The delay and expense associated with qualifying a new supplier or foundry and commencing volume production can result in lost revenue, reduced operating margins and possible harm to customer relationships. The steps required for a new manufacturer to begin production of a semiconductor product include:

- Adapting our product design, if necessary, to the new manufacturer's process;
- Creating a new mask set to manufacture the product;
- Having the new manufacturer prepare sample products so we can verify the product specification; and
- Providing sample products to customers for qualification.

In general, it takes from 3 to 6 months for a new manufacturer to begin full-scale production of one of our products. We could have similar or more protracted problems in the future with existing or new suppliers.

Toshiba Corporation manufactures products for us in plants located in Asia. To date, the financial and stock market dislocations that have occurred in the Asian financial markets in the past have not harmed our business. However, present or future dislocations or other international business risks, such as currency exchange fluctuations or recessions, could force us to seek new suppliers. We must place orders approximately 20 to 23 weeks in advance of expected delivery. This limits our ability to react to fluctuations in demand for our products, and could cause us to have an excess or a shortage of inventory of a particular product. In addition, if global semiconductor manufacturing capacity fails to increase in line with demand, foundries could allocate available capacity to larger customers or customers with long-term supply contracts. If we cannot obtain adequate foundry capacity at acceptable prices, or our supply is interrupted or delayed, our product revenues could decrease or our cost of revenues could increase. This could harm our business, financial condition and results of operations.

We regularly consider using smaller semiconductor dimensions for each of our products in order to reduce costs. We have begun to decrease the dimensions in our new product designs, and believe that we must do so to remain competitive. We may have difficulty decreasing the dimensions of our products. In the future, we may change our supply arrangements to assume more product manufacturing responsibilities. We may subcontract for wafer manufacturing, assembly and test rather than purchase finished products. However, there are additional risks associated with manufacturing, including variances in production yields, the ability to obtain adequate test and assembly capacity at reasonable cost and other general risks associated with the manufacture of semiconductors. We may also enter into volume purchase agreements that would require us to commit to minimum levels of purchases and which may require up-front investments. If we fail to effectively assume greater manufacturing responsibilities or manage volume purchase arrangements, our business, financial condition and results of operations will suffer.

Network And Storage Equipment Prices Typically Decrease.

Average selling prices in the networking, storage and semiconductor industries have rapidly declined due to many factors, including:

- Rapidly changing technologies;
- Price-performance enhancements; and
- Product obsolescence.

The decline in the average selling prices of our products may cause substantial fluctuations in our operating results. We anticipate that the average selling prices of our products will decrease in the future due to product introductions by our competitors, price pressures from significant customers and other factors. Therefore, we must continue to develop and introduce new products that incorporate features which we can sell at higher prices. If we fail to do so, our revenues and gross margins could decline, which would harm our business, financial condition and results of operations.

We Face Product Return, Product Liability And Product Defect Risks.

Complex products such as ours frequently contain errors, defects and bugs when first introduced or as new versions are released. We have discovered such errors, defects and bugs in the past. Delivery of products with production defects or reliability, quality or compatibility problems could hinder market acceptance of our products. This could damage our reputation and harm our ability to attract and retain customers. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers. We would have to expend significant capital and resources to remedy these problems. Errors, defects or bugs could be discovered in our new products after we begin commercial production of them, despite testing by us and our suppliers and customers. This could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, claims by our customers or others against us or the loss of credibility with our current and prospective customers. Any such event would harm our business, financial condition and results of operations.

We Face Order And Shipment Uncertainties.

We generally make our sales under individual purchase orders that may be canceled or deferred by customers on short notice without significant penalty, if any. Cancellation or deferral of product orders could cause us to hold excess inventory, which could harm our profit margins and restrict our ability to fund our operations. During fiscal 2002, we recorded an excess inventory reserve of $3.4 million as a result of a significant decrease in forecasted demand for our products. We recognize revenue upon shipment of products to our customers, net of an allowance for estimated returns. An unanticipated level of returns could harm our business, financial condition and results of operations.

We Depend Upon Key Personnel.

Our success greatly depends on the continued contributions of our key management and other personnel, many of whom would be difficult to replace. We do not have employment contracts with any of our key personnel, nor do we maintain any key man life insurance on any of our personnel. It may be difficult for us to integrate new members of our management team. We must also attract and retain experienced and highly skilled engineering, sales and marketing and managerial personnel. Competition for such personnel has, in the past, been intense in the geographic areas and market segments in which we compete, and we may not be successful in hiring and retaining such people. If we lose the services of any key personnel, or cannot attract or retain qualified personnel, particularly engineers, our business, financial condition and results of operations could suffer. In addition, companies in technology industries whose employees accept positions with competitors have in the past claimed that their competitors have engaged in unfair competition or hiring practices. We could receive such claims in the future as we seek to hire qualified personnel. These claims could result in material litigation. We could incur substantial costs in defending against any such claims, regardless of their merits.

Our Products Are Subject To Export Restrictions.

The encryption algorithms embedded in our products are a key element of our packet processor architecture. These products are subject to U.S. Department of Commerce export control restrictions. Our network equipment customers may only export products incorporating encryption technology if they obtain a one-time technical review. These U.S. export laws also prohibit the export of encryption products to a number of countries deemed by the U.S. to be hostile. Many foreign countries also restrict exports to many of these countries deemed to be "terrorist-supporting" states by the U.S. government. Because the restrictions on exports of encryption products have been liberalized, we, along with our network equipment customers have an opportunity to effectively compete with our foreign competitors. The existence of these restrictions until recently may have enabled foreign competitors facing less stringent controls on their products to become more established and, therefore, more competitive in the global market than our network equipment customers. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised, and laws limiting the domestic use of encryption could be enacted. While the U.S. government now allows U.S. companies to assume that exports to non-government end-users will be approved within 30 days of official registration with the Department of Commerce, the sale of our packet processors could be harmed by the failure of our network equipment customers to obtain the required approvals or by the costs of compliance.

We Face Risks Associated With Our International Business Activities.

We sell most of our products to customers in the United States. If our international sales increase, particularly in light of decreased export restrictions, we may encounter risks inherent in international operations. All of our international sales to date are denominated in U.S. dollars. As a result, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. We also obtain some of our manufacturing, assembly and test services from suppliers located outside the United States. International business activities could be limited or disrupted by any of the following:

- The imposition of governmental controls;
- Export license/technical review requirements;
- Restrictions on the export of technology;
- Currency exchange fluctuations;
- Political instability;
- Financial and stock market dislocations;
- Military and related activities;
- Trade restrictions; and
- Changes in tariffs.

Demand for our products also could be harmed by seasonality of international sales and economic conditions in our primary overseas markets. These international factors could harm future sales of our products to international customers and our business, financial condition and results of operations in general.

We Face Risks Associated With Acquisitions.

We continually evaluate strategic acquisitions of businesses and technologies that would complement our product offerings or enhance our market coverage or technological capabilities and may make additional acquisitions in the future. Future acquisitions could be effected without stockholder approval, and could cause us to dilute shareholder equity, incur debt and contingent liabilities and amortize acquisition expenses related to intangible assets, any of which could harm our operating results and/or the price of our Common Stock. Acquisitions entail numerous risks, including:

- Difficulties in assimilating acquired operations, technologies and products;
- Diversion of management's attention from other business concerns;
- Risks of entering markets in which we have little or no prior experience; and
- Loss of key employees of acquired organizations.

We may not be able to successfully integrate businesses, products, technologies or personnel that we acquire. If we fail to do so, our business, financial condition and results of operations could suffer.

The Cyclical Nature Of The Semiconductor Industry May Harm Our Business.

The semiconductor industry has experienced significant downturns and wide fluctuations in supply and demand. The industry has also experienced significant fluctuations in anticipation of changes in general economic conditions. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could harm our business, financial condition and results of operations.

Our Stock Price May Be Volatile.

The market price of our Common Stock has fluctuated in the past and is likely to fluctuate in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of technology-related companies including networking, storage and semiconductor companies have been especially volatile. Such fluctuations can result from:

- Quarterly variations in operating results;
- Announcements of new products by us or our competitors;
- The gain or loss of significant customers;
- Changes in analysts' estimates;
- Short-selling of our Common Stock; and
- Events affecting other companies that investors deem to be comparable to us.

We Have Been Engaged in Securities Class-Action Lawsuits.

During fiscal 2003, we completed the settlement terms of the class action complaint and had shareholder derivative actions dismissed. As of September 30, 2003, there were no outstanding claims against us and we did not have any outstanding obligations. Details relating to the class action complaint and the shareholder derivative actions are as follows:

In 1999, a class action complaint was filed against us and certain of our officers and directors alleging that Hifn and certain of its officers and directors violated federal securities laws in connection with various public statements made during the class period. In May 2002, a settlement agreement was reached and in September 2002, a final judgment and order of dismissal with prejudice was issued by the court. Under the terms of the settlement, all claims were dismissed without any admission of liability or wrongdoing by any defendant, and the shareholder class received $9.5 million, comprised of $6.8 million in cash, which was contributed by our insurance carriers, and the balance in Hifn common stock aggregating 285,412 shares, valued at $2.7 million, based on the agreed price of $9.46 per share. The cash and common stock settlements were distributed in September 2003. We are not obligated to perform any additional action and consider the class action litigation to be resolved.

In March 2002, two purported shareholder derivative actions were filed against us and certain of our current and former officers and directors, alleging violations of California Corporations Code Section 25402, breach of fiduciary duty and waste of corporate assets, based on the same facts and events alleged in the class action. In May 2003, the court entered an order dismissing the action against us and all of the individual defendants with prejudice.

Recent Accounting Pronouncements

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS 146 during the second fiscal quarter ended March 31, 2003. The effect of adoption of SFAS 146 changes on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

In November 2002, the EITF reached a consensus on Issue 00-21 ("EITF 00-21"), "Multiple-Deliverable Revenue Arrangements." EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are separate units of accounting. The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The Company's adoption of EITF 00-21 did not have a material impact on its financial position, cash flows or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. On October 9, 2003, the FASB released FASB Staff Position 46-6, which deferred the effective date for the consolidation guidance of FIN 46 from July 1, 2003 to December 31, 2003, for Variable Interest Entities existing prior to February 1, 2003. The Company's adoption of FIN 46 during the quarter ended June 30, 2003 did not have a material impact on its financial position, cash flows or results of operations.

In April 2003, the FASB issued Statement of Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under Statement of Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 for decisions made: (i) as part of the Derivatives Implementation Group process that require amendment to SFAS 133, (ii) in connection with other FASB projects dealing with financial instruments, and (iii) in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. SFAS 149 will be applied prospectively. The Company's adoption of SFAS 149 did not have a material impact on its financial position, cash flows or results of operations.

In May 2003, the FASB issued Statement of Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Statement is implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of the date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. On October 29, 2003, the FASB voted to indefinitely defer the effective date of SFAS 150 for mandatorily redeemable instruments as they relate to minority interests in consolidated finite-lived entities through the issuance of FASB Staff Position 150-3. The Company's adoption of this Statement during the quarter ended September 30, 2003, did not have a material impact on its financial position, cash flows or results of operations.

In August 2003, the EITF reached a consensus on Issue No. 03-5 ("EITF03-5"), "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software." EITF 03-5 involves whether non-software deliverables included in an arrangement that contains software that is more-than-incidental to the products or services as a whole are included with the scope of SOP 97-2 "Software Revenue Recognition." The Company is currently evaluating the impact of this new pronouncement.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We do not use derivative financial instruments in our investment portfolio. Our investment portfolio is generally comprised of commercial paper and municipal bonds. We place investments in instruments that meet high credit quality standards. These securities are subject to interest rate risk, and could decline in value if interest rates fluctuate. Due to the short duration and conservative nature of our investment portfolio, we do not expect any material loss with respect to our investment portfolio. A 10% move in interest rates as of September 30, 2003 would have an immaterial effect on our pre-tax earnings and the carrying value of our investments over the next fiscal year.

Foreign Currency Exchange Rate Risk

All of our sales, cost of manufacturing and marketing are transacted in U.S. dollars and most of our revenues are generated in the United States of America. Accordingly, our results of operations are not subject to foreign exchange rate fluctuations. We to date have not incurred gains and losses from such fluctuations.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of hi/fn, inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of hi/fn, inc. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the Consolidated Financial Statements, effective October 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Jose, California
October 20, 2003

HIFN, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	September 30, 2003	September 30, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 41,080	$ 53,060
Short-term investments	1,994	1,606
Accounts receivable, net of allowance for doubtful accounts of $205 and $164, respectively	2,715	2,263
Inventories	355	704
Prepaid expenses and other current assets	1,025	2,061
Total current assets	47,169	59,694
Property and equipment, net	2,107	2,580
Intangible assets, net	2,035	7,567
Other assets	1,510	2,438
	$ 52,821	$ 72,279
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,123	$ 2,712
Accrued expenses and other current liabilities	9,581	12,911
Total current liabilities	11,704	15,623
Commitments and contingencies (Note 10 and Note 11)		
STOCKHOLDERS' EQUITY:		
Convertible preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 11,201,000 and 10,492,000 shares issued and outstanding	11	10
Additional paid-in capital	127,611	123,265
Deferred stock compensation	(138)	(593)
Accumulated deficit	(86,367)	(66,026)
Total stockholders' equity	41,117	56,656
	$ 52,821	$ 72,279

The accompanying notes are an integral part of these consolidated financial statements.

HIFN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended September 30,		
	2003	2002	2001
Net revenues:			
Processors	$ 17,041	$ 17,087	$ 36,492
Software licenses and other	3,439	4,704	6,512
Total net revenues	20,480	21,791	43,004
Costs and operating expenses:			
Cost of revenues — processors	6,138	6,230	13,681
Cost of revenues — software licenses and other	429	183	147
Research and development	20,329	18,221	18,569
Sales and marketing	7,211	8,445	9,462
General and administrative	3,862	12,309	7,705
Amortization of intangibles	1,319	1,841	1,669
Amortization of goodwill	—	8,639	9,424
Impairment of intangibles	3,919	629	—
Impairment of goodwill	—	26,737	—
Purchased in-process research & development	—	1,137	—
Total costs and operating expenses	43,207	84,371	60,657
Loss from operations	(22,727)	(62,580)	(17,653)
Interest income	566	1,075	2,715
Interest expense	—	(8)	(15)
Other expense, net	(22)	(72)	(64)
Loss before income taxes	(22,183)	(61,585)	(15,017)
Provision for (benefit from) income taxes	(1,842)	6,014	(1,660)
Net loss	$(20,341)	$(67,599)	$(13,357)
Net loss per share:			
Basic and diluted	$ (1.89)	$ (6.49)	$ (1.32)
Shares used in computing net loss per share:			
Basic and diluted	10,741	10,417	10,141

The accompanying notes are an integral part of these consolidated financial statements.

HIFN, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

	Common Stock		Deferred Stock Compensation	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balance at September 30, 2000	**10,007**	**$10**	**$(7,460)**	**$116,711**	**$ 14,930**	**$124,191**
Issuance of common stock upon exercise of options	134	—	—	421	—	421
Amortization of deferred stock compensation	—	—	3,865	—	—	3,865
Reduction in deferred stock compensation due to terminations	—	—	177	(177)	—	—
Issuance of common stock under employee stock purchase plan	43	—	—	845	—	845
Tax benefit from employee stock plans	—	—	—	3,870	—	3,870
Net loss	—	—	—	—	(13,357)	(13,357)
Balance at September 30, 2001	**10,184**	**10**	**(3,418)**	**121,670**	**1,573**	**119,835**
Issuance of common stock upon exercise of options	88	—	—	237	—	237
Amortization of deferred stock compensation	—	—	1,079	—	—	1,079
Reduction in deferred stock compensation due to voluntary stock option exchange	—	—	1,746	—	—	1,746
Issuance of common stock for purchase of intellectual property	150	—	—	2,202	—	2,202
Issuance of common stock under employee stock purchase plan	70	—	—	705	—	705
Reversal of tax benefit from employee stock plans, net of recognized benefit	—	—	—	(1,549)	—	(1,549)
Net loss	—	—	—	—	(67,599)	(67,599)
Balance at September 30, 2002	**10,492**	**10**	**(593)**	**123,265**	**(66,026)**	**56,656**
Issuance of common stock upon exercise of options	249	1	—	965	—	966
Amortization of deferred stock compensation	—	—	355	—	—	355
Reduction in deferred stock compensation due to terminations	—	—	100	(100)	—	—
Issuance of common stock for class action litigation settlement	285	—	—	2,700	—	2,700
Issuance of common stock under employee stock purchase plan	175	—	—	781	—	781
Net loss	—	—	—	—	(20,341)	(20,341)
Balance at September 30, 2003	**11,201**	**$11**	**$ (138)**	**$127,611**	**$(86,367)**	**$ 41,117**

The accompanying notes are an integral part of these consolidated financial statements.

HIFN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended September 30,		
	2003	2002	2001
Cash flows from operating activities:			
Net loss	$(20,341)	$(67,599)	$(13,357)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization of property and equipment	1,533	1,867	1,674
Write-down of fixed assets	25	—	—
Amortization of intangibles	2,313	2,338	1,669
Amortization of goodwill	—	8,639	9,424
Impairment of intangibles	3,919	629	—
Impairment of goodwill	—	26,737	—
Amortization of deferred stock compensation	355	1,079	3,865
Reduction in deferred stock compensation due to voluntary stock option exchange	—	1,746	—
Purchased in-process research and development	—	1,137	—
Deferred income taxes	—	5,672	362
Change in allowance for doubtful accounts	41	10	(198)
Changes in assets and liabilities:			
Accounts receivable	(493)	1,541	2,132
Inventories	349	981	(330)
Prepaid expenses and other current assets	1,036	848	(2,377)
Other assets	228	(198)	(1,324)
Accounts payable	(589)	1,282	(410)
Accrued expenses and other current liabilities	(630)	7,393	122
Net cash provided by (used in) operating activities	(12,254)	(5,898)	1,252
Cash flows from investing activities:			
Sales (purchases) of short-term investments, net	(388)	8,545	(5,024)
Purchase of intellectual property	—	(4,767)	—
Purchases of property and equipment	(1,085)	(336)	(2,517)
Net cash provided by (used in) investing activities	(1,473)	3,442	(7,541)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net	1,747	942	1,266
Payment on line of credit and capital lease obligations	—	(26)	(65)
Net cash provided by financing activities	1,747	916	1,201
Net decrease in cash and cash equivalents	(11,980)	(1,540)	(5,088)
Cash and cash equivalents at beginning of period	53,060	54,600	59,688
Cash and cash equivalents at end of period	$ 41,080	$ 53,060	$ 54,600

Supplemental cash flow information (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — The Company

hi/fn, inc. (the "Company" or "Hifn") is a flow classification and network security specialist company supplying most major network equipment vendors with patented technology to improve network packet processing. The Company designs, develops and markets high-performance, multi-protocol packet processors — semiconductor devices and software. The Company's products are used in networking and storage equipment such as routers, remote access concentrators, switches, broadband access equipment, network interface cards, firewalls and back-up storage devices. Operations and revenues to date have been generated primarily from sales in the United States.

On March 25, 1999, the Company completed its initial public offering when it was spun off from Stac, Inc. The initial public offering raised approximately $49.2 million, net of offering expenses, followed by an additional $9.3 million when the Company's underwriters exercised their option to purchase additional shares of the Company's Common Stock on April 19, 1999.

The Company has an accumulated deficit of $86.4 million as of September 30, 2003 and incurred losses of $20.3 million during the year ended September 30, 2003. The Company anticipates that its existing cash resources will fund any anticipated operating losses, purchases of capital equipment and provide adequate working capital for the next twelve months. The Company's liquidity is affected by many factors including, among others, the extent to which the Company pursues additional capital expenditures, the level of the Company's product development efforts, and other factors related to the uncertainties of the industry and global economies. Accordingly, there can be no assurance that events in the future will not require the Company to seek additional capital sooner or, if so required, that such capital will be available on terms acceptable to the Company.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, Hifn Limited, Hifn Netherlands B.V. and Apptitude Acquisition Corporation ("Apptitude"). In January 2003, Apptitude was merged into Hifn. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year's presentation. Such reclassifications had no effect on previously reported results of operations or retained earnings.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. These investments consist of money-market funds, commercial paper and municipal bonds with maturities less than 90 days, which are readily convertible to cash and are stated at cost, which approximates market.

Short-Term Investments

The Company's short-term investments consist of funds on deposit with liquid asset managers that were invested principally in municipal bonds. The carrying amount of these investments approximated fair value due to the short maturities or variable interest rates for investments with long term maturities. At September 30, 2003, all short-term investments were classified as available-for-sale and carried at fair value. Unrealized gains or losses for the periods presented were not material.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its temporary cash investments in money market funds and commercial paper with high credit quality financial institutions.

Substantially all of the Company's customers are original equipment manufacturers ("OEMs") or the manufacturing subcontractors of OEMs, which results in concentrated credit risk with respect to the Company's trade receivables. At September 30, 2003, four customers accounted for 20%, 17%, 16% and 14%, respectively, of total accounts receivable. At September 30, 2002, three customers accounted for 21%, 18% and 17%, respectively, of total accounts receivable. Management believes that its credit policies substantially mitigate such concentrated credit risk. Bad debt expenses were not significant in fiscal 2003, 2002 and 2001.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, cash equivalents, short-term investments, accounts receivable, accounts payable and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The Company does not hold or issue financial instruments for trading purposes.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out cost method) or market. The Company provides for obsolete, slow moving or excess inventories in the period when obsolete or excess inventories are first identified. Such inventory reserves permanently reduce the cost basis of the underlying inventory. Inventories are comprised solely of finished goods, which are manufactured by third party foundries for resale by the Company.

Long-Lived Assets

The Company assesses the impairment of its long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The assessment of possible impairment is based on estimates of future cash flows, undiscounted and without interest charges, expected to result from the use of those assets and their eventual disposition. If the sum of the future cash flows is less than the carrying amounts of those assets, the Company recognizes an impairment loss based on the excess of the carrying amounts over the fair value of such assets.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method with the estimated useful lives of the assets ranging from three to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related improvements. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts of property and equipment may not be recoverable. Repair and maintenance costs are expensed as incurred.

Goodwill and Purchased Intangible Assets

Identifiable finite lived intangible assets generally comprises of purchased intellectual property, core technology, workforce and patents and are amortized on a straight-line basis over the estimated useful lives of the assets, as determined by underlying contract terms or appraisals. Such lives range from 24 months to 5 years. The Company evaluates the recovery of finite lived intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. If we determine that the carrying value may not be recoverable, we measure impairment by using the projected discounted cash flow method. During the fourth quarter of fiscal 2003, we concluded that impairment indicators existed and that certain long-lived and intangible assets and goodwill were impaired and as a result, we recorded impairment charges of $3.9 million. During the fourth quarter of 2002, prior to the implementation of SFAS 142, "Goodwill and Other Intangible Assets," we recorded a $27.4 million charge for impairment of goodwill and other intangible assets.

The excess of the cost of acquired companies over the net amounts assigned to assets acquired and liabilities assumed is recorded as goodwill. Goodwill is not amortized but instead tested for impairment annually on May 31 and whenever events or circumstances may occur that might require the need for more frequent tests. The Company currently operates as one reporting unit. Accordingly, the impairment test is a comparison of the Company's market capitalization as measured by the price of its common stock to the Company's net asset value. The excess of the fair value of the Company over the amounts allocated to the identifiable assets and liabilities of the Company is the implied fair value of the Company's goodwill.

Revenue Recognition

The Company derives revenue from the sale of processors and software license fees. Customers comprise primarily of OEMs and, to a lesser extent, distributors.

Revenue from the sale of processors is recognized upon shipment when persuasive evidence of an arrangement exists, the price is fixed or determined and collection of the resulting receivables is reasonably assured. Revenue from processors sold to distributors under agreements allowing certain rights of return is deferred until the distributor sells the product to a third party.

Software license revenue is generally recognized when a signed agreement or other persuasive evidence of an arrangement exists, vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement, the software has been shipped or electronically delivered, the license fee is fixed or determinable and collection of resulting receivables is reasonably assured. Returns, including exchange rights for unsold licenses, are estimated based on historical experience and are deferred until the return rights expire.

The Company receives software license revenue from OEMs that sublicense Company software shipped with their products. The OEM sublicense agreements are generally valid for a term of one year and include rights to unspecified future upgrades and maintenance during the term of the agreement. License fees under these agreements are recognized ratably over the term of the agreement. Revenues from sublicenses sold in excess of the specified volume in the original license agreement are recognized when they are reported as sold to end customers by the OEM.

In instances where significant customization and modifications are made to software delivered to customers, the Company accounts for such arrangements in accordance with Statement of Position 81-1, "Accounting for Performance and Construction Type Contracts."

Research and Development Costs

Expenditures for research and development are charged to expense as incurred. Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," certain software development costs are capitalized after technological feasibility has been established. Development costs incurred in the period from achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short, and therefore software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs as of September 30, 2003 or 2002.

Stock-Based Compensation

The Company accounts for its employee and stock option plans and employee stock purchase plans in accordance with provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Additional pro forma disclosures as required under

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation — Transition and Disclosure" are as follows:

	Year Ended September 30,		
	2003	2002	2001
Net loss:			
As reported	$(20,341)	$(67,599)	$(13,357)
Add: stock-based employee compensation recorded in the Statement of Operations	355	2,825	3,865
Less: fair value of stock-based employee compensation	(11,151)	(12,324)	(14,121)
Pro forma	$(31,137)	$(77,098)	$(23,613)
Net loss per share:			
Basic and diluted			
As reported	$ (1.89)	$ (6.49)	$ (1.32)
Pro forma	(2.90)	(7.40)	(2.33)

See Note 7 for a discussion of the assumptions used in computing the fair value of option grants for purposes of these disclosures.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the income tax bases of assets and liabilities and the amounts reported for financial reporting purposes for all periods presented (see Note 8). Valuation allowances are established to management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realizable as a deferred tax asset. During the year ended September 30, 2002, the Company recorded a valuation allowance of $15.4 million.

Comprehensive Income

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) includes foreign currency translation adjustments arising from consolidation of the Company's foreign subsidiary and unrealized gains and losses on the Company's short-term investments. Comprehensive income (loss) is disclosures in the Consolidated Statements of Stockholders' Deficit.

Asset Impairment

During the fourth quarter of fiscal 2003, our product plans changed as a result of a shift in customer feature requirements and demand, consequently, long-lived and intangible assets associated with terminated projects were impaired and the Company recorded a charge of $3.9 million to write down developed and licensed technologies. During the fourth quarter of fiscal 2002, the Company also determined that customer preferences with respect to the architecture upon which the Apptitude technology would be delivered had shifted. As a result, management significantly lowered its estimates of expected future revenues and cash flows from the Apptitude technology. The expected future cash flows, undiscounted and without interest charges, was less than the carrying amount of the assets associated with Apptitude and an impairment charge was triggered under SFAS 121. Accordingly, the Company estimated the fair value of the Apptitude assets, using the present value of estimated expected future cash flows and a discount rate commensurate with the risks involved. The Company recorded an impairment charge of $27.4 million, representing the amount by which the carrying amount of the goodwill and developed technology exceeded their estimated fair value. The remaining carrying value of goodwill at September 30, 2003 was approximately $1.0 million.

Goodwill

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 applies to business combinations and eliminates the pooling-of-interests method of accounting. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized and are subject to annual impairment tests, the first of which was conducted as of October 1, 2002, in accordance with the Statements. Other intangible assets are amortized over their useful lives. Under the new Statements, certain intangibles such as workforce acquired in a business combination were reclassified as goodwill and certain intangibles were reclassified as previously reported goodwill. In addition, we have ceased amortization of goodwill. As of September 30, 2003, the Company has goodwill of $1.0 million.

If amortization expenses related to goodwill that is no longer amortized with our adoption of SFAS 142 had been excluded from operating expenses for each of fiscal years ended September 30, 2002 and 2001, earnings per share would have been as follows:

	Year Ended September 30,	
	2002	2001
Net loss:		
Reported net loss	$(67,599)	$(13,357)
Goodwill and workforce amortization	8,897	9,724
Adjusted net loss	$(58,702)	$ (3,633)
Basic and diluted loss per share:		
Reported net loss	$ (6.49)	$ (1.32)
Goodwill and workforce amortization	.85	.96
Adjusted net loss	$ (5.64)	$ (0.36)

Recent Accounting Pronouncements

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS 146 during the second fiscal quarter ended March 31, 2003. The effect of adoption of SFAS 146 changes on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred.

In November 2002, the EITF reached a consensus on Issue 00-21 ("EITF 00-21"), "Multiple-Deliverable Revenue Arrangements." EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are separate units of accounting. The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The Company's adoption of EITF 00-21 did not have a material impact on its financial position, cash flows or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. On October 9, 2003, the FASB released FASB Staff Position 46-6, which deferred the effective date for the consolidation guidance of FIN 46 from July 1, 2003 to December 31, 2003, for Variable Interest Entities existing prior to February 1, 2003. The Company's adoption of FIN 46 during the quarter ended June 30, 2003 did not have a material impact on its financial position, cash flows or results of operations.

In April 2003, the FASB issued Statement of Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under Statement of Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 for decisions made: (i) as part of the Derivatives Implementation Group process that require amendment to SFAS 133, (ii) in connection with other FASB projects dealing with financial instruments, and (iii) in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. SFAS 149 will be applied prospectively. The Company's adoption of SFAS 149 did not have a material impact on its financial position, cash flows or results of operations.

In May 2003, the FASB issued Statement of Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Statement is implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of the date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. On October 29, 2003, the FASB voted to indefinitely defer the effective date of SFAS 150 for mandatorily redeemable instruments as they relate to minority interests in consolidated finite-lived entities through the issuance of FASB Staff Position 150-3. The Company's adoption of this Statement during the quarter ended September 30, 2003, did not have a material impact on its financial position, cash flows or results of operations.

Note 3 — Acquisitions

Asset Acquisition

In September 2002, the Company acquired certain assets and intellectual property from a development stage company for cash consideration of $2.2 million. The Company allocated the total consideration to assets purchased and in-process research and development based partly upon third party valuations conducted as of the date of acquisition. The amounts allocated to core technology and workforce of $639,000 and $255,000, respectively, were recorded as intangible assets and are being amortized on a straight-line basis over a period of two and fours years, respectively. The design team of 15 engineers related to the acquired intellectual property joined the Company effective October 1, 2002. Purchased in-process research and development of $1.1 million related to processing of IPsec packets, representing the portion of the acquired technology that was not part of the identifiable core, was expensed at the time of purchase as a one-time charge because technological feasibility had not been established. Technological feasibility was subsequently established during October 2004 after the Company continued to develop the acquired technology at a cost consistent with expectations. Fixed assets amounted to $122,000.

Note 4 — Balance Sheet Details

	September 30, 2003	September 30, 2002
	(in thousands)	
Property and equipment:		
Computer equipment	$ 5,557	$ 4,540
Furniture and fixtures	1,161	1,161
Leasehold improvements	1,188	1,188
Office equipment	636	593
	8,542	7,482
Less: accumulated depreciation	(6,435)	(4,902)
	$ 2,107	$ 2,580
Intangible assets:		
Developed and core technology	$ 3,903	$ 8,871
Workforce	255	255
Patents	600	600
	4,758	9,726
Less: accumulated amortization	(3,752)	(3,188)
	1,006	6,538
Goodwill	1,029	1,029
	$ 2,035	$ 7,567
Accrued expenses and other current liabilities:		
Accrued vacant facility lease cost	$ 3,492	$ 4,329
Accrued non-recurring engineering costs	2,120	974
Deferred revenue	2,013	2,788
Compensation and employee benefits	1,486	1,367
Accrued litigation settlement	—	2,700
Other	470	753
	$ 9,581	$12,911

Note 5 — Net Loss Per Share

Basic earnings per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Weighted average shares exclude shares subject to repurchase by the Company. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury method, and convertible preferred stock, using the if-converted method. In computing diluted earnings per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options.

Options to purchase 3,593,946, 3,439,366 and 3,521,688 shares of Common Stock at weighted average exercise prices of $11.14, $12.91 and $26.77 per share were outstanding at September 30, 2003, 2002 and 2001, respectively, but were not included in the computation of diluted net loss per share because their impact would be anti-dilutive.

Note 6 — Supplemental Cash Flow Information

	Year Ended September 30,		
	2003	2002	2001
	(in thousands)		
Supplemental cash flow information:			
Cash paid during the year for interest	$ —	$ 8	$ 15
Cash paid during the year for income taxes	8	206	1,424
Cash received during the year from refund of income taxes	2,660	1,208	1,375
Supplemental non-cash investing and financing activities:			
Common stock issued upon purchase of intellectual property	—	2,202	—
Common stock issued in settlement of class action litigation	2,700	—	—

Note 7 — Stock Options and Employee Benefits

Employee Stock Option Plan

The 1996 Equity Incentive Plan (the "1996 Plan") had 4,949,900 shares of the Company's Common Stock reserved for issuance pursuant to nonqualified and incentive stock options and restricted stock awards. The 1996 Plan is administered by the Board of Directors of the Company or its designees and provides generally that nonqualified stock options and restricted stock may be awarded at a price not less than 85% of the fair market value of the stock at the date of the award. Incentive stock options must be awarded at a price not less than 100% of the fair market value of the stock at the date of the award, or 110% of fair market value for awards to more than 10% stockholders. Options granted under the 1996 Plan may have a term of up to 10 years. Options typically vest at a rate of 25% of the total grant per year over a four-year period. However, the Company may, at its discretion, implement a different vesting schedule with respect to any new stock option grant. As a result of early exercise features as provided for by the 1996 Plan, options granted are immediately exercisable subject to the Company's repurchase rights which expire as options vest.

In connection with the acquisition of Apptitude, the Company assumed the stock option plan of Apptitude (the "Apptitude Plan"). A total of 687,142 shares of the Company's Common Stock were reserved for issuance under the Apptitude Plan. Options assumed under the Apptitude Plan that are subsequently cancelled are not eligible for reissuance and, accordingly, have no effect on the number of options available for grant.

In February 2001, the Board of Directors of the Company adopted the 2001 NonStatutory Stock Option Plan (the "2001 Plan") whereby 1,500,000 shares of the Company's Common Stock were reserved for issuance pursuant to nonqualified stock options. In June 2002, the Board of Directors authorized an additional 500,000 shares for issuance under the 2001 Plan. The 2001 Plan is administered by the Company's Board of Directors or its designees and provides generally that nonqualified stock options granted under the 2001 Plan may have a maximum life of 10 years. The terms and conditions of each stock option grant under the 2001 Plan are determined by a committee of the Board of Directors and are set forth in agreements between the recipient and the Company.

Voluntary Stock Option Exchange

On November 15, 2001, the Company extended a voluntary stock option exchange offer (the "Exchange Program") to its eligible employees whereby employees had the opportunity to cancel options granted from January 29, 1999 through January 8, 2001, with exercise prices ranging from $5.74 to $142.50, in exchange for new options to be issued on June 18, 2002. On December 17, 2001, a total of 1,278,406 shares were tendered for exchange. The Company was required to accelerate the amortization of previously recorded deferred compensation related to options cancelled and, accordingly, recognized approximately $1.7 million in deferred compensation expense during the period ended December 31, 2001. The number of shares granted in exchange for the old options was subject to the applicable exchange ratio: (i) for every old option to buy three shares of Common Stock that was granted between January 29, 1999 and January 14, 2000, a new option was granted to buy two shares of Common Stock and (ii) for every old option to buy four shares of Common Stock that was granted between January 15, 2000 and January 8, 2001, a new option was granted to buy three shares of Common Stock. Additionally, participating employees who were required to cancel all stock options granted during the six month period prior to the Exchange Program offer were entitled to receive an equal number of shares subject to the new options. On June 18, 2002, the Company granted new options to purchase 910,278 shares of the Company's Common Stock in exchange for the options surrendered under the Exchange Program at an exercise price of $6.66, the fair market value of the Company's Common Stock on the new grant date. The new options have the same vesting schedule as if the old options continued to vest through the new grant date. The voluntary stock option exchange was accounted for as a modification of stock option awards for purposes of the fair value disclosures in this footnote.

The following table summarizes the activities and related information under the 1996 Plan, the Aptitude Plan and the 2001 Plan:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price (per share) of Options Outstanding
Balance at September 30, 2000	377,943	2,751,752	$30.55
Additional shares authorized	1,975,000		
Options granted	(1,583,423)	1,583,423	19.90
Options exercised	—	(134,322)	3.14
Options cancelled	664,394	(679,165)	30.74
Balance at September 30, 2001	1,433,914	3,521,688	26.77
Additional shares authorized	1,000,000		
Options granted	(1,542,913)	1,542,913	8.88
Options exercised	—	(88,637)	2.68
Options cancelled	1,169,611	(1,536,598)	41.17
Balance at September 30, 2002	2,060,612	3,439,366	12.91
Additional shares authorized	500,000		
Options granted	(900,574)	900,574	4.74
Options exercised	—	(248,851)	3.88
Options cancelled	474,731	(497,143)	15.42
Balance at September 30, 2003	2,134,769	3,593,946	11.14

The following table summarizes options outstanding at September 30, 2003 and related weighted average exercise prices and lives as follows:

	Options Outstanding and Exercisable			Options Vested and Exercisable	
Range of Exercise Prices	Quantity	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Quantity	Weighted Average Exercise Price
$ 0.60-$ 3.15	179,526	4.41	$ 2.44	179,526	$ 2.44
3.91- 4.12	442,626	9.00	4.11	275,799	4.12
4.65- 5.35	420,649	7.96	5.14	132,878	5.00
5.36- 6.00	163,502	8.74	5.69	36,094	5.81
6.09- 6.66	768,735	6.84	6.64	611,343	6.65
6.97- 13.93	406,027	8.07	11.51	201,542	11.85
13.94- 13.94	4,000	7.46	13.94	2,500	13.94
14.69- 14.69	412,000	7.42	14.69	258,429	14.69
14.72- 16.00	483,020	7.93	15.76	245,733	15.78
16.19- 125.50	313,861	6.76	35.68	258,791	37.94
0.60- 125.50	3,593,946	7.55	11.14	2,202,635	12.00

The weighted average fair value of options granted during 2003, 2002 and 2001 were $3.09, $5.42 and $9.56, respectively. The fair value of each stock award is estimated on the date of grant using the Black-Scholes model with the following assumptions used for grants during 2003, 2002 and 2001: annual dividend yield of 0.0% for all periods; risk-free annual interest rates of 2.49%, 3.77% and 4.66%, respectively; a weighted average expected stock award term of 4.0 years for all periods; and an expected volatility factor of 90%, 80% and 70%, respectively.

Employee Stock Purchase Plan

In December 1998, the Company adopted an employee stock purchase plan (the "ESPP") through which qualified employees of the Company may participate in stock ownership of the Company. Shares of Common Stock reserved for the ESPP total 400,000. The price of shares purchased under the ESPP is the lower of 85% of the fair market value of the shares on the first day of each semi-annual offering period, or 85% of the fair market value of the shares on the last day of the semi-annual offering period. Pursuant to the ESPP, 174,265 and 69,746 shares were issued during fiscal 2003 and 2002, respectively, at weighted average prices of $4.48 and $10.10 per share, respectively.

The fair value of shares issued during fiscal 2003, 2002 and 2001 were $5.27, $11.89 and $29.58, respectively. The fair value of each stock award is estimated on the date of grant using the Black-Scholes model with the following assumptions used for grants during fiscal 2002, 2001 and 2000: annual dividend yield of 0.0% for all periods; risk-free annual interest rates of 1.23%, 1.92% and 4.66%; weighted average expected stock award term of 0.50 years for each of the fiscal years; and an expected volatility factor of 70%, 80% and 70%.

For the fiscal years ended September 30, 2002 and 2001, the Company received $281,000 and $3.9 million, respectively, in tax benefit from the exercise of non-qualified options, on the disposition of stock acquired with incentive stock options and through the employee stock purchase plan.

Deferred Stock Compensation

During fiscal 2000, the Company recognized deferred stock compensation of $8.3 million in connection with the acquisition of Apptitude as disclosed in Note 3. Deferred stock compensation is being amortized on a straight-line basis over the vesting period of the related options, ranging from six months to four years. Amortization of deferred stock compensation of $355,000 and $1.1 million was recorded during the fiscal years ended September 30, 2003 and 2002, respectively. In connection with the voluntary option exchange program in fiscal 2002, the Company recognized an additional $1.7 million in deferred compensation amortization related to options cancelled under such option exchange program. Future compensation charges are subject to reduction for any employee who terminates prior to expiration of such employee's option vesting period.

Employee 401(k) Plan

The Company has a plan to provide retirement benefits for eligible employees, known as the Hifn 401(k) Plan (the "Plan"). As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax deferred salary reductions for eligible employees. Participants in the Plan may make salary deferrals of up to 25% of the eligible annual salary, subject to the maximum limitation allowed by the Internal Revenue Code. The Plan provides for employer contributions; however, the Company has not made any contributions to the Plan since its inception.

Note 8 — Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns.

The components of the provision for (benefit from) income taxes were as follows (in thousands):

	Year Ended September 30,		
	2003	2002	2001
Current:			
Federal	$(1,670)	$ —	$ 1,475
State	(172)	—	310
Foreign	—	55	63
	(1,842)	55	1,848
Deferred:			
Federal	—	5,959	(2,393)
State	—	—	(1,115)
	—	5,959	(3,508)
Provision for (benefit from) income taxes	$(1,842)	$6,014	$(1,660)

The components of deferred taxes are as follows (in thousands):

	September 30,	
	2003	2002
Net operating loss	$ 13,843	$ 8,100
Property and equipment	439	448
Inventory valuation accounts	1,097	1,407
Accruals and reserves	3,960	3,570
Research and development credit	6,670	1,907
Amortization of intangibles and goodwill	2,761	21
	28,970	15,453
Deferred tax liability	159	—
Valuation allowance	(28,610)	(15,453)
	$ —	$ —

As of September 30, 2003, the Company had approximately $39.3 million of federal and $7.7 million of state net operating loss carryforwards available to offset future taxable income. The Company also had approximately $4.4 million of federal and $3.5 million of state research and development tax credit carryforwards. These tax attributes expire in varying amounts between 2004 and 2022. Because of cumulative ownership changes, certain of these tax attributes are subject to an annual utilization limitation under Sections 382 and 383 of the Internal Revenue Code.

As a result of continuing losses, management has determined that it is more likely than not that the Company will not realize the benefits of the deferred tax assets and therefore has recorded a valuation allowance to reduce the carrying value of the deferred tax assets to zero. Approximately $7.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options which will be credited directly to stockholders equity if the associated deferred tax assets are realized.

A reconciliation of the statutory federal income tax to the Company's effective tax is as follows (in thousands):

	Year Ended September 30,		
	2003	2002	2001
Tax at federal statutory rate	$(7,542)	$(20,939)	$(5,084)
State taxes, net of federal tax benefit	(1,569)	—	(805)
Nondeductible intangible amortization and write-off	—	12,295	3,204
Stock compensation	115	960	1,310
Research and development credits	(3,590)	—	—
Net operating loss carryback refund	(1,670)	—	—
Deferred stock benefits not recognized	12,902	13,629	—
Other	(488)	69	(285)
	$(1,842)	$ 6,014	$(1,660)

The company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are to be reinvested indefinitely.

Note 9 — Segment Reporting

The Company operates in one industry segment comprising the design, development and marketing of high-performance, multi-protocol packet processors — semiconductor devices. The Company operates in one geographic area, being the U.S.

Major Customers

Revenues from one customer, through its manufacturing subcontractor, represented 34%, 46% and 36% of the Company's net revenues for the fiscal years ended September 30, 2003, 2002 and 2001, respectively. Revenues from another customer, through its manufacturing subcontractor, represented 23% of the Company's net revenues for fiscal years ended September 30, 2003. Revenues from another customer represented 17% of net revenues for the fiscal year ended September 30, 2001.

Note 10 — Commitments and Contingencies

Leases

The Company occupies its facilities under several non-cancelable operating leases that expire at various dates through December 2007, and which contain renewal options. Future minimum lease payments for operating leases are as follows (in thousands):

Fiscal year ending September 30,	
2004	$2,874
2005	2,259
2006	895
2007	906
Thereafter	229
Total minimum lease payments	$7,163

Total rental expense under operating leases was $3.3 million, $3.1 million and $2.9 million for fiscal years ended September 30, 2003, 2002 and 2001, respectively. The Company recorded sub-lease income of $274,000 during fiscal year ended September 30, 2001. During fiscal 2002, the Company accrued vacant facility lease costs of $4.3 million for lease commitments of $824,000, $855,000, $850,000 and $2.0 million for 2003, 2004, 2005, 2006 and thereafter, respectively.

Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Agreements that we have determined to be within the scope of FIN 45 include hardware and software license warranties, indemnification arrangements with officers and directors and indemnification arrangements with customers with respect to intellectual property. To date, the Company has not incurred material costs, if any, in relation to any of the above guarantees and, accordingly, adoption of this standard did not have a material impact on its financial position, results of operations or cash flows.

As permitted under Delaware law, the Company has agreements that provide indemnification of officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The indemnification period is effective for the officer or director's lifetime. The maximum potential amount of future payments that the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. All of the indemnification agreements were grandfathered under the provisions of FIN 45 as they were in effect prior to December 31, 2002. As a result of the insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of September 30, 2003.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party, generally business partners or customers, for losses suffered or incurred in connection with patent, copyright or other intellectual property infringement claims by any third party with respect to the Company's products. The term of these indemnification agreements is generally perpetual, effective after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. To date, the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. Accordingly, the Company believes the estimated fair value of these indemnifications is minimal and no liabilities have been recorded for these agreements as of September 30, 2003.

The Company warrants that its hardware products are free from defects in material and workmanship under normal use and service and that its hardware and software products will perform in all material respects in accordance with the standard published specifications in effect at the time of delivery of the licensed products to the customer. The warranty periods generally range from three months to one year. Additionally, the Company warrants that its maintenance services will be performed consistent with generally accepted industry standards through completion of the agreed upon services. If necessary, the Company would provide for the estimated cost of product and service warranties based on specific warranty claims and claim history, however, the Company has not incurred significant expense under its product or service warranties. As a result, the Company has not recorded any liabilities for warranties as of September 30, 2003.

Note 11 — Litigation

During fiscal 2003, the Company completed the settlement terms of the class action complaint and had shareholder derivative actions dismissed. As of September 30, 2003, there were no outstanding claims and the Company did not have any outstanding obligations. Details relating to the class action complaint and the shareholder derivative actions are as follows:

In 1999, a class action complaint was filed against the Company and certain of its officers and directors alleging that the Company and certain of its officers and directors violated federal securities laws in connection with various public statements made during the class period. In May 2002, a settlement agreement was reached and in September 2002, a final judgment and order of dismissal with prejudice was issued by the court. Under the terms of the settlement, all claims were dismissed without any admission of liability or wrongdoing by any defendant, and the shareholder class received $9.5 million, comprised of $6.8 million in cash, which was contributed by Hifn's insurance carriers, and the balance in Hifn Common Stock aggregating 285,412 shares, valued at $2.7 million, based on the agreed price of $9.46 per share. The cash and Common Stock settlements were distributed in September 2003. Hifn is not obligated to perform any additional action and considers the class action litigation to be resolved.

In March 2002, two purported shareholder derivative actions were filed against the Company and certain of its current and former officers and directors, alleging violations of California Corporations Code Section 25402, breach of fiduciary duty and waste of corporate assets, based on the same facts and events alleged in the class action. In May 2003, the court entered an order dismissing the action against the Company and all of the individual defendants with prejudice.

Note 12 — Supplementary Quarterly Financial Data

Quarterly Information (unaudited)

	Three Months Ended			
	September 30	June 30	March 31	December 31
	(in thousands, except per share amounts)			
Fiscal 2003:				
Net revenues	$ 6,249	$ 5,267	$ 4,549	$ 4,415
Total costs and operating expenses	1,809	1,767	1,557	1,434
Net loss	(5,835)	(4,085)	(5,298)	(5,123)
Net loss per share, basic and diluted	(0.53)	(0.38)	(0.50)	(0.48)
Fiscal 2002:				
Net revenues	$ 4,176	$ 5,485	$ 5,726	$ 6,404
Total costs and operating expenses	42,127	14,534	14,398	13,312
Net loss	(37,780)	(18,666)	(6,140)	(5,013)
Net loss per share, basic and diluted	(3.63)	(1.78)	(0.59)	(0.49)

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act") are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) *Changes in internal controls.* There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by Item 10 is incorporated by reference from Hifn's Proxy Statement for the fiscal year ended September 30, 2003. The information required by Item 10 regarding our executive officers appears immediately following Item 4 under Part I of this report.

While Nasdaq made certain proposed rules regarding the adoption of a code of ethics and conduct, Hifn has not yet adopted a code of ethics and conduct that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Hifn determined that it would be prudent to wait for final SEC approval of amendments to NASD Rule 4350, which sets forth the requirements for the code, prior to the adoption of a code of ethics and conduct. Now that SEC approval has been given to the proposed amendments, Hifn is working to adopt a code of ethics and conduct as soon as possible, but no later than May 4, 2004, in conformance with NASD Rule 4350. Once adopted, such code of ethics and conduct shall be promptly made available on Hifn's website at www.hifn.com.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from Hifn's Proxy Statement for the fiscal year ended September 30, 2003.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference from Hifn's Proxy Statement for the fiscal year ended September 30, 2003.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference from Hifn's Proxy Statement for the fiscal year ended September 30, 2003.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference from Hifn's Proxy Statement for the fiscal year ended September 30, 2003.

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) The following documents are filed as a part of this Report:

1. **Financial Statements** — See Item 8 above.

2. **Financial Statement Schedule** — See Schedule II on page 58.

3. **Exhibits** — The exhibits listed in the accompanying "Index to Exhibits" are filed as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit
3.1*	Form of Third Amended and Restated Certificate of Incorporation of hi/fn, inc.
3.2*	Amended and Restated Bylaws of hi/fn, inc.
10.1*	Amended and Restated 1996 Equity Incentive Plan of hi/fn, inc.
10.2*	Assignment, Assumption and License Agreement dated as of November 21, 1996 between Stac, Inc. and hi/fn, inc.
10.3*	Cross License Agreement dated as of November 21, 1996 between Stac, Inc. and hi/fn, inc.
10.4*	Form of Distribution Agreement.
10.5*	Form of Employee Benefits and Other Matters Allocation Agreement.
10.6*	Form of Tax Allocation and Indemnity Agreement.
10.7*	Form of Transitional Services Agreement.
10.8*	Form of Indemnification Agreement.
10.9*	Agreement dated as of April 1, 1994 between International Business Machines Corporation and Stac, Inc. (Program Patent License Agreement).
10.10*	Agreement dated as of April 1, 1994 between International Business Machines Corporation and Stac, Inc. (Cross License Agreement).
10.11*	License Agreement dated as of June 20, 1994 between Microsoft Corporation and Stac, Inc.
10.12*	License Agreement dated as of February 16, 1996 between Microsoft Corporation and Stac, Inc.
10.13*	License Agreement dated as of December 15, 1995 between Motorola, Inc. and Stac, Inc.
10.14*	Agreement dated as of November 13, 1997 between 750 University, LLC and hi/fn, inc.
10.15*	1998 Employee Stock Purchase Plan of hi/fn, inc.
10.16*	Form of Director Change of Control Agreement.
10.17*	Form of Employee Change of Control Agreement.
10.18*	Promissory Note dated as of September 28, 1998 made by hi/fn, inc. in favor of Stac, Inc.
10.19*	Security Agreement dated as of September 28, 1998 between Stac, Inc. and hi/fn, inc.
10.20**	Agreement and Plan of Reorganization, dated May 12, 2000 between hi/fn, inc. and Apptitude, Inc. and amendments thereto.
10.21***	Apptitude, Inc. 1995 Stock Option Plan.
10.22†	Agreement dated as of October 23, 2000 between Spieker Properties, L.P. and hi/fn, inc.
10.23†	Agreement dated as of October 24, 2000 between Sally Spencer and hi/fn, inc.
10.24††	Agreement dated as of April 6, 2001 between Sally Spencer and hi/fn, inc.
10.25†††	2001 Nonstatutory Stock Option Plan of hi/fn, inc.
21.1	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
24.1	Power of Attorney (see page 53).
31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Exhibit
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Incorporated by reference from Registrant's Registration Statement on Form 10 (File No. 0-24765) filed with the SEC on August 7, 1998, as amended.

** Incorporated by reference from the exhibits to Registrant's Report on Form 8-K (File No. 0-24765) filed with the SEC on August 25, 2000.

*** Incorporated by reference from Registrant's Registration Statement on Form S-8 (File No. 333-48232) filed with the SEC on October 19, 2000.

† Incorporated by reference from Registrant's Report on Form 10-K (File No. 0-24765) filed with the SEC on December 26, 2000.

†† Incorporated by reference from Registrant's Report on Form 10-Q (File No. 0-24765) filed with the SEC on May 1, 2001.

††† Incorporated by reference from Registrant's Report on Form 10-Q (File No. 0-24765) and Registration Statement on Form S-8 (File No. 333-61070) filed with the SEC on May 1, 2001 and May 16, 2001, respectively.

(b) Reports on Form 8-K:
None.

(c) Exhibits: See Item 14(a) above.

(d) Financial Statement Schedules

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Gatos, State of California.

hi/fn, inc.

/s/ CHRISTOPHER G. KENBER

Christopher G. Kenber
Chairman, President and Chief Executive Officer

Dated: December 15, 2003

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher G. Kenber and William R. Walker, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on December 12, 2003.

Signature	Title
/s/ CHRISTOPHER G. KENBER (Christopher G. Kenber)	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ WILLIAM R. WALKER (William R. Walker)	Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)
/s/ DOUGLAS L. WHITING (Douglas L. Whiting)	Chief Scientist and Director
/s/ DAVID A. NORMAN (David A. Norman)	Vice Chairman of the Board of Directors
/s/ DENNIS DECOSTE (Dennis DeCoste)	Director
/s/ TAHER ELGAMAL (Taher Elgamal)	Director
/s/ ROBERT W. JOHNSON (Robert W. Johnson)	Director
/s/ ALBERT E. SISTO (Albert E. Sisto)	Director

HIFN, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Period
			(in thousands)		
Deducted from accounts receivable					
Allowance for doubtful accounts:					
Year ended September 30, 2001	$369	$309	—	$(507)	$171
Year ended September 30, 2002	171	75	—	(82)	164
Year ended September 30, 2003	164	75	—	(34)	205

Hifn

Intelligent Secure Networking

750 University Ave
Los Gatos, CA. 95032
(408) 399-3500
(408) 399-3501 fax
info@hifn.com